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07023130

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME C.G. Gokpland Co

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

MAY 0 7 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 03260 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 5/2/07

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code 43)

082-05260

AR/S
12-31-06

KITCHEN OF THE WORLD



2006 ANNUAL REPORT

Vision

Food is an essential source of energy and strength. We are proud to help bring power and energy to human endeavors everywhere. Our vision is to become the 'Kitchen of the World', a goal that means establishing ourselves as the place people turn for their nourishment and the resources they need to prepare it. It means consolidating our position as a company people trust, knowing they can find an abundance of safe and healthy food whenever they need it.

Mission

Our mission is to apply our advanced farming technologies and specialization in China and become the preeminent agri-food business, from feed to final processed food products, recognized all across Asia for our passion in creating products of unsurpassed quality and nutritional value.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 30th May, 2007 at 10:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements, Report of the Directors and the Independent Auditors' Report for the year ended 31st December, 2006;
2. To re-elect retiring Directors and to authorise the Board of Directors to fix the remuneration of the Directors;
3. To re-appoint Auditors and to authorise the Board of Directors to fix their remuneration; and
4. (By way of special business) to consider, and, if thought fit, pass with or without amendments the following Resolution as Ordinary Resolution:

A. "THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval of paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), issued or otherwise dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or any issue of shares of the Company on the exercise of the subscription or conversion rights attaching to any securities which may be issued by the Company from time to time or the exercise of the options granted under the share option scheme of the Company or any issue of shares in lieu of the whole or part of a dividend on shares shall not exceed 20% of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Bye-Laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company)."

B. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities authorized to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Bye-Laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution."

C. "THAT, conditional upon the Resolution set out as resolution numbers 4A and 4B of the notice convening this Meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company pursuant to the Resolution set out as resolution number 4A of the notice convening this Meeting be and is hereby extended by the addition thereon of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to the Resolution set out as resolution number 4B of the notice convening this Meeting provided that such extended amount shall not exceed 10% of the aggregate nominal value of the share capital of the Company in issue at the date of passing of the said Resolution."

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 27th April, 2007

As at the date of this notice, the Board comprises twelve executive directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.
2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.
3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.
4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.
6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.
7. Pursuant to the existing Bye-Law 39 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three members of the Company present in person or by proxy and entitled to vote; or (iii) by any member or members of the Company present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members of the Company having the right to attend and vote at the meeting; or (iv) by any member or members of the Company present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

CONTENTS

CORPORATE PROFILE

C.P. Pokphand Co. Ltd. ("CPP" or the "Company") was established in 1987 and listed on The Stock Exchange of Hong Kong Limited in 1988 under the Stock Code 43. CPP is the first agribusiness enterprise in China to employ the process of vertical integration into its operations and sales, including raw material sourcing for animal feed production, animal feed production and distribution, animal breeding and farming, meat processing, and the manufacturing of ready-to-eat food products.

The Company has approximate 100 subsidiaries throughout the China region and its operational headquarter in Beijing which is responsible for the central management of its operating subsidiaries and joint ventures in China. CPP sells its products under the brand name "Chia Tai". These products include:

- Feed – complete feed and concentrate feed for poultry, swine, aqua and cattle
- Food – fresh, chilled, frozen meat and cooked meat products
- Breeding & Rearing – day-old chicks, piglets, broilers and swines
- Biochemical – feed additives including Chlortetracycline, Di-Calcium Phosphate, and L-Lysine monohydrochloride, etc.

In addition, CPP also engages in the manufacturing and sale of motorcycles and automotive accessories. We are also the sole agent of Caterpillar construction machinery in the western region of China through our jointly controlled entities.

For more information, please visit CPP's website at http://www.cpp.hk.

FINANCIAL HIGHLIGHTS

(Unit: US$'million)	2006	2005
Operating Results		
Turnover	**1,691.46**	1,832.76
Gross Profit	**168.74**	201.09
Net Profit/(Loss) Attributable to Equity Holders of the Company	**(49.73)**	4.83
Financial Position		
Total Assets	**971.78**	925.37
Cash & Cash Equivalents	**55.11**	65.95
Total Bank Loans	**563.07**	525.42
Total Equity	**101.51**	151.23
Financial Ratio		
Current Ratio (Times)	**0.46**	0.53
Total Liabilities to Total Equity Ratio (%)	**857.3%**	511.9%

Five Year Turnover Trend


US$' million
2,000
1,800
1,600
1,400
1,200
1,000
1,542
1,657
1,713
1,833
1,691
2002
2003
2004
2005
2006

Five Year Profitability Trend


US$' million
(%)
210
200
190
180
170
160
150
140
130
120
13
12
11
10
9
8
7
6
5
179.1
164.9
2002
2003
2004
2005
2006
Gross Profit
Gross Profit Margin (%)

CHAIRMAN'S STATEMENT

In 2006, the Group was faced with great challenges. A sharp decline of livestock inventories resulting from the bird flu and swine high fever over the year, coupled with continued price increases in corn, the major raw material used in the production of feed, led to a weak sales environment and a climb in production costs. Under this overall difficult operating climate, the Group has made a concerted effort to expand its businesses to maintain steady development.

On the feed business front, the Group continued its dedication to developing new markets through expanding its sole agents' sales and distribution network, thus enabling the Group to exploit new markets and to maintain its leading market position in the PRC feed industry. To further strengthen our competitive edge in the future, we have also invested approximately RMB400 million in new fixed assets including approximately RMB100 million in aqua feed facilities during 2006. For over 20 years in China's feed industry, we have been recognized by customers for the quality of our products and the strength of our company. Both the Group's swine and poultry feed were simultaneously voted "China Top Brand" products – the first time a company in the feed industry has received such a dual honor. The Group was also voted as the "2006 Company with the Most Competitive Edge in the China Feed Industry".

On the food business front, two new food research and development centers, one in Qinhuangdao and another in Qingdao, have been built over the past year. The Group now owns a total of eight research and development centers for food in China to promote the "Chia Tai Food" brand, moving towards the Group's "Farm-to-Table" integration philosophy. Given the food scares, the Group is one of the few companies that can provide the assurance that the end food products have been the result of a carefully monitored and controlled production process beginning at the farm level. The reputation of the Group's branded products under "Chia Tai Food" has been further increased following last year's awards for the "China Top Brand" products and the "2006 Consumers' Most Reliable Agri-product Brand". Export of cooked poultry food products


Salted Duck

reached approximately 25% of the total export volume of China's cooked poultry meat in 2006, evidencing the rising status of the Group's "Chia Tai Food" products.

On China agricultural development front, the PRC launched in 2006 its plans for the "new socialist village" and the Group played an active role in the development process. The use of modern breeding and rearing techniques, scientific-based management techniques, and the introduction of new breed types have all been actively advocated and promoted to farmers in order to enhance the effectiveness of their breeding and to improve sale. These valuable contributions have been well-received by the farmers. In 2006, the Group has been awarded by the PRC the "China's Top 10 Most Contributable Enterprises" for helping to raise the overall competitiveness of the agricultural industry in China.

Looking ahead to 2007, the Group will continue to focus on sustainable growth, seeking out promising business opportunities and inviting the best talents as partners, to work towards the Group's corporate vision of "Kitchen of the World". Moreover, the Group will continue to run its food businesses with integrity so as to conform to the founding principles of "Benefit the country, Benefit the people, Benefit the company".

May I express my gratitude for the efforts made by the employees of our Group and thank each of the shareholders, farmers, vendors and consumers for their continued trust and support.

Sumet Jiaravanon
Chairman

Hong Kong, 30th March, 2007

CHIEF EXECUTIVE OFFICER

Mr. Damrongdej Chalongphuntarat

Q1

WHAT IMPACT DOES THE CHINESE CONSTRUCTION OF A NEW SOCIALIST COUNTRYSIDE BRING TO THE ENTIRE FEED AND ANIMAL HUSBANDRY INDUSTRIES?

A1

The new socialist countryside will become the formidable driving force for the feed and the animal husbandry industries. The major goal for the new socialist countryside is to improve the countryside's outdated production capabilities so as to increase farmers' income. Given China's standing as a major agricultural and animal husbandry nation, for the countryside to increase its production capacity, China must move to an industrialized path for its animal husbandry industry.

Traditional livestock raising is less efficient than the industralized way, and also unable to stamp out the increasing threat of animal-borne epidemic diseases. As a result, it is harder for the products to meet the increasing demand in the market for food safety and quality. As the animal husbandry industry develops, livestock growers are starting to realize the need for quality animal feeds. The ongoing construction of the new socialist countryside therefore gives an added impetus to both the feed and animal husbandry industries.

Q2

HOW DOES CPP PLAN TO MANAGE GROWTH IN THESE TWO BUSINESS SECTORS?

A2

On the feed business front, we are aggressively continuing to develop our sole agents' sales and distribution network at the village level so as to facilitate the purchase of our feed by farmers. Simultaneously, we are strengthening our after-sales service, providing comprehensive support in farming technology and management, thereby improving the farmers' rearing standards and their ability to achieve profits.

On the animal husbandry front, we are continuing vigorously to promote stockbreeding and stockraising technological standards, leading more farmers toward standardized production techniques. At the same time, we are continuing to advance our modern farming management known as "Company + Farmers" so as to realize a win-win arrangement with the farmers.


Salted Duck

Q3 CPP PROMOTES THE USE OF STANDARDIZED BREEDING FARMS. HOW IS THIS DIFFERENT THAN TRADITIONAL FARMING METHODS?

A3 The standardized breeding farm is in contrast to those traditional farming methods which reared in open-air and in scattered operations versus the more scientific and technologically based farming. Generally, standardized farms are tending towards large-scale operations and poultry houses that use heat insulated building materials. The houses are equipped with complete computerized mechanical ventilation systems which can be adjusted according to the season and the different growth stages of the animals. The feed systems are automatically controlled to minimize feed wastage and are designed to avoid most changes in feed caused by pollution and mildew.

Q4 WHAT STEPS HAVE CPP TAKEN TO CARRY OUT THE LONG-TERM VISION OF "KITCHEN OF THE WORLD"?

A4 To increase the competitive edge in our food business, we are now expanding our food product lines by adding more egg and swine products. We also have built two new food product research and development centers in China over the past year in addition to our existing six centers. All our cooked food processing factories have already obtained export approvals from the government. We have more than 300 different varieties available including fresh and frozen broilers, cuts, marinated meats, prepared meats and ready-to-eat products. Currenrly, we sell domestically to provinces, cities and autonomous regions in China as well as to distant countries like Japan, Korea and Africa. We are also actively working on expanding into other regions of the world such as Russia.

Q5 THERE HAVE BEEN MANY FOOD SCANDALS IN CHINA INCLUDING THE RECENT "SALTED RED-YOLK EGGS" CONTAMINATED WITH DANGEROUS RED SUDAN DYES. WHAT STEPS HAS CPP TAKEN TO ADDRESS THESE CHALLENGES?

A5 Food safety is a top concern for CPP. We are dedicated to providing food products which are high in quality, nutritious, hygienic as well as safe. All our farm products adhere to the highest international ISO9001, GMP, and HACCP food safety standards. All our egg laying chickens are from our best breeds and are fed with our quality Chia Tai feed. All poultry houses are closed systems and are equipped with advanced automated heating, ventilation and water systems which also can be remotely controlled. We have a complete testing system in place for animal surveillance and disease prevention with advanced test instruments and technology. We are totally committed to producing high quality and safe-to-eat table eggs for all our consumers.

2006 SIGNIFICANT EVENTS



NOV

The 13th Annual China Yangling Expo on Agricultural High-Tech Products

The Group took part in the exhibition and was honored with the "Excellent Organization Award" and the "Excellent Display Award".


国家体育总局训练局标志启用仪式
暨正大集团赞助国家体育总局训练局

SEP

The 2nd Annual Catering & Food Fair

The Group participated in the 2nd Annual China Catering & Food Fair held in Beijing which was a successful exhibition with wide attendance and great opportunities for product promotion.

SEP

Chinese Sports Sponsorship

The Group supports the promotion of Chinese sports through its sponsorship of the China Training Board's General Administration of Sports.





AUG

Brand Promotion Activity in China

The China Brand Promotion Visiting Tour visited Zhengzhou, the provincial capital of Henan. Dayang Motorcycle led the tour's parade and provided great public exposure for the brand.

AUG

Received EU-GMP Certificate

Pucheng Chia Tai Biochemistry Co., Ltd. ("Pucheng") passed inspection by European Union Government Officials and received the EU-GMP certificate for CTC HCl, which can be used interchangeably in 25 European countries. Pucheng is the first in the industry to receive this certificate.

MAY

China Muslim Food Fair

Being the largest muslim food production enterprise, both municipal government, and local and foreign merchants have paid special attention to the Group, which broke its record in terms of booth size and range of products displayed.

2006 MAJOR AWARDS

CPP was honored with several awards and distinctions in the past year for its outstanding contributions to China's agribusiness.



Dec

Chia Tai Group Agri-Food Enterprise received the "National Animal Husbandry Excellence Enterprise" award from the China Animal Agriculture Association (CAAA). In addition, the Group's Vice Chairman, Mr. Yao Min Pu, was recognized for his "Outstanding Contribution".

Chia Tai Group Agribusiness was honored as "China's Most Competitive Feed Enterprise 2006" in the 3rd Annual China Feed Technology and Economy Forum convened in Beijing.


荣誉证书



Oct

The Group's Vice Chairman Mr. Anan Athigapanich was honored with the "Colorful Yunnan Friendship Award", recognizing his significant contributions to the development and economy of Yunnan province. Mr. Athigapanich was ranked first among the 10 award winners.

The Group's Vice Chairman Mr. Xie Yi gave a speech at China Xiaokang Forum, on Chia Tai Group's active role in helping farmers and the development of China's rural areas. The speech was highly lauded and won "China's Top Ten Enterprises Contribution Award".


中国十大贡献企业


荣誉证书
全国食品安全示范单位

Sep

Qinhuangdao Chia Tai Co., Ltd. received the honor of "Model Enterprise for Food Safety" at the China Food Safety Annual Conference 2006 held by the China National Food Industry Association.

The Group was the only member of the feed industry honored with "China Top Brand" awards for both swine and poultry feed.



BUSINESS REVIEW

For the year ended 31st December, 2006, the Group recorded a loss attributable to equity holders of US$49.7 million. Compared with 2005, the consolidated turnover decreased from US$1,832.8 million to US$1,691.5 million, representing a decrease of approximately 7.7%, while overall gross profit margin dropped slightly from 11.0% to 10.0%.

Agribusiness

The Group's agribusiness is organized into four business lines: feed, food integration, breeding and rearing, and biochemical products. Compared with 2005, the consolidated turnover of the Group's agribusiness fell 7.7% to US$1,691.5 million. The Group's feed business, food integration business, and swine breeding and rearing business were affected by the falling prices for feed, poultry meat and hog meat in China. There was still the bird flu haze in China in the first eight months of 2006, along with the emergence of swine high fever in May, causing those prices to tumble. Coupled with the escalation of raw material costs in 2006, the Group's overall gross profit margin decreased slightly from 11.0% to 10.0%.

2006's Consolidated Sales Distribution


Other, 6.3%
Biochemical, 4.9%
Food Intergration, 27.7%
Feed, 56.1%
Breeding and Rearing, 5.0%

The Group foresaw that the consolidation and industrialization of China's breeding and feed industries would take some time before meeting international standards. CPP continues to implement the practice of massive-scale standardization and the modernization of its agribusinesses. Moreover, the Group has intensified efforts in developing its food businesses and promoting its food brand, "Chia Tai Food". Two new food research and development centers, one in Qinhuangdao and another in Qingdao, were built in 2006. The Group now owns a total of eight research and development centers for food in China.

Feed

In 2006, the feed business accounted for 56.1% of the Group's consolidated turnover (2005: 65.9%). Under the weakening breeding and rearing environment of poultry in China, the consolidated turnover of the feed business was reduced to US$949.3 million, and the gross profit also fell to US$120.6 million, reducing the gross profit margin from 14.7% to 12.7%.

The Group's feed products include poultry, swine, aqua and cow feed. Poultry and swine feed accounted for the majority, approximately 47.9% and 36.1% of the total, respectively. From the second half of 2005 to August 2006, both the swine and poultry breeding industries were under the threat of animal borne epidemic diseases; as the number of livestock raised by the breeders dropped, demand for feed in the market also fell. Even though market demand for feed rebounded rapidly after August, the average unit price for feed sold in the market in 2006 overall was lower than in 2005. In addition, corn, the main raw material used in feed production, rose in price to RMB1.36/kg, an increase of

BUSINESS REVIEW (continued)

Agribusiness (continued)

Feed (continued)

5.8% as compared to last year. As a result of the falling sales price and rising production cost, the average gross profit margin of the Group's feed business fell.


2006's Feed Sales Distribution
Cattle Feed, 4.8%
Other Feed, 0.5%
Aqua Feed, 10.7%
Swine Feed, 36.1%
Poultry Feed, 47.9%

In 2006, CPP was continuing to expand into the aqua feed business. Turnover of aqua feed products to the Group's consolidated turnover of total feed products increased significantly and represented 10.7% of the segment, and production volume reached 240,800 tonnes. In order to meet the rising demand for aquatic products associated with the improved living standard of the Chinese people as well as to minimize the volatility due to poultry feed sales, the Group has invested approximately RMB100 million in the construction of aqua feed production facilities with a capacity of 576,300 tonnes.

Food Integration

The integrated food business is the second largest business of the Group. In year 2006, consolidated turnover of the integrated food business accounted for 27.7% (2005: 21.7%) of the consolidated turnover of the Group, amounting to US$468.0 million. Consolidated sales volume of food products rose from 202,000 tonnes in 2005 to 228,000 tonnes, whereas gross profit dropped to US$17.7 million.


Food Sales Volume
Thousand Tonnes
160
140
120
100
80
60
40
20
0
140.6
151.6
57.8
72.1
Raw Food
Cooked Food
2005
2006

During the year under review, the Group recorded an increase in consolidated sales volume of poultry food products. Gross profit margin for domestic sales, however, fell to 4.2% from the prior year due to the lower overall average selling prices of poultry food products and the rise in rearing cost associated with an increase in the raw material cost of feed.

As for the overseas sales situation, the Group's cooked food products are mainly exported to Japan. Since June 2006, all exported food going to Japan is required to conform to the standard of the 'Positive List System'. Despite this change, the Group's total food exportation quantities actually rose by 7,800 tonnes while gross profit margin hovered around 14.5%.

BUSINESS REVIEW (continued)

Agribusiness (continued)

Food Integration (continued)

The Group's food products are classified into raw food and cooked food. Consolidated sales volume of raw food was 152,000 tonnes, an increase by 7.8% of 11,000 tonnes from last year. Consolidated sales volume of cooked food recorded a promising growth of 24.7% to 72,000 tonnes.

To accommodate the changing needs of the customers, two food research and development centers, one in Qinhuangdao and another in Qingdao, have been built by the Group over the past year. The Group currently has eight research and development centers in China for food. Four new types of safe, fresh and delicious food products have already been successfully introduced to the market in 2006.

Breeding and Rearing

Breeding and rearing business accounted for about 5.0% (2005: 2.4%) of the Group's consolidated turnover. During the year under review, consolidated turnover rose to US$85.1 million while gross profit increased to US$4.3 million.

Over the past year, the animal husbandry industries in some provinces of China were still under the influence of the bird flu, and poultry breeding and sales grew weaker. Fortunately, the Group's animal husbandry companies in the Guangxi and Yunnan regions were not affected, and their broilers' selling prices and sales volumes rose an average of 12% and 75%, respectively, generating an increase in the overall turnover of the Group's poultry business.

Due to the occurrence of swine high fever illness in the first half year of 2006 along with falling hog prices in the market, hog farmers had been discouraged from increasing the inventories of their livestock. However, with the China National Day and the Chinese Mid-Autumn Festival falling in the second half of the year, prices for hog products surged rapidly in the second half of 2006, especially with the relatively fewer hog supplies on the market. Average market prices for swine piglet and live hog in 2006 overall were RMB8.86/kg and RMB7.21/kg, a drop of 32.4% and 10.4%, respectively, compared to last year. The Group's swine rearing business was also affected.

Biochemical

The Group's biochemical products include Chlortetracycline ("CTC"), Di-Calcium Phosphate and L-Lysine monohydrochloride ("L-Lysine"). Turnover of this segment accounted for 4.9% of the Group's consolidated turnover (2005: 4.8%). Consolidated turnover for the biochemical business was US$83.2 million, a decrease of 5.6% as compared to last year while gross profit margin rose slightly from 17.8% to 18.0%.

Sales of the Group's CTC showed a steady rise in 2006. Sales volume rose from 41,000 tonnes to 42,000 tonnes while gross profit climbed up to 26.7% from 24.8% in 2005. Pucheng Chia Tai Biochemistry Co., Ltd., produces primarily CTC and has a production capacity of up to 18,000 tonnes of Feed Grade CTC. Its products, besides being authorized by the

BUSINESS REVIEW (continued)

Agribusiness (continued)

Biochemical (continued)

Ministry of Agriculture of China, are also registered and approved by the American FDA, Ministry of Agriculture of England and other Southeast Asia countries; therefore, its products are ready for export to the U.S., Europe, South America and other Southeast Asia countries. In 2006, export volume of the Group's CTC increased to 30,000 tonnes from the 24,000 tonnes in 2005, which can be seen as a sign of confidence by customers abroad.

2006's Biochemical Sales Distribution


L-Lysine, 10.1%
Di-Calcium Phosphate, 14.2%
CTC, 75.7%

Regarding the Group's Di-Calcium Phosphate business, since the market entry of its substitute product, Phytic Acid, the price of Di-Calcium Phosphate has fallen as a result. Sales volume in 2006 fell by 14.5% to 49,000 tonnes while gross loss dropped to 19%.

The Group also produces L-Lysine, the majority of which is for the Group's internal use. By the middle of 2006, Shandong Chia Tai Ling Hua Bio-tech Co., Ltd. completed its trial production run with annual L-Lysine production of up to 20,000 tonnes at full capacity.

Industrial Business

The Group's industrial business involves the sale of motorcycles, automotive accessories and carburetors, and the distribution of the full range of Caterpillar products. Riding on the growth of Chinese economic development, the combined turnover of the industrial business was US$302.0 million in 2006, an increase of US$44.0 million, or 17.1% as compared with 2005.

Effective from 1st April, 2006, excise tax for low-exhaust motorcycles with 250cc or lower has been reduced to 3% from 10% by the Chinese government, benefiting the Group's Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor") since it produces low-exhaust motorcycles. Though raw material prices of major metals (i.e. zinc, aluminum) for the production of motorcycles remained high in 2006 causing a rise in the production cost, the Group still registered a 15% growth in motorcycles sales and an 11% gross profit margin. In the 2006 event, China's Best 500 Machinery, co-organized by the China Machinery Enterprise Management Association, World Executive Magazine, World Brand Lab, Machinery Industry Economic & Management Research Institute and machine.icxo.com, Northern Ek Chor was ranked at 303. Also, expanding into new markets, "Dayang" motorcycle, produced by Northern Ek Chor, was exported to Turkey for the first time in 2006.

The Group's ECI Metro Investment Co., Ltd. is the sole agent of Caterpillar construction machinery products in western China. Stimulated by the infrastructure development projects there, sales and net profit of ECI Metro Investment Co., Ltd. recorded promising growth in 2006.

PROSPECTS

Looking ahead to 2007, the Group will continue to develop new markets by expanding its sole agents' sales and distribution network in addition to improving its comprehensive after-sales service. In order to strengthen its leading market position in the PRC feed industry, the Group will invest in new fixed assets including aqua feed facilities and will further improve feed production quality control measures. In the breeding and rearing business, we will continue to advance our strict standardized production technologies to improve production efficiency. Moreover, the Group will continue to strengthen the reputation of its "Chia Tai Food" brand and expand its food businesses.

CHANGE OF ASSETS

For the year ended 31st December, 2006, the Group had total assets of US$971.8 million, increasing 5.0% as compared with US$925.4 million at the end of 2005.

LIQUIDITY AND FINANCIAL RESOURCES

Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total borrowings by the net asset value) were US$563.1 million and 554.7% respectively, as compared to US$525.4 million and 347.4% as at 31st December, 2005.

Most of the loans borrowed by the Group are in U.S. dollars and RMB, and the interest rates ranged from 4.6% to 9.4% per annum.

The Group had not engaged in any derivative for hedging against interest or exchange rates.

All sales in the PRC are denominated in RMB, and export sales are denominated in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs. The Directors consider the appreciation of RMB in the year has had insignificant impact on the Group's business.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term bank loans and from the disposal of certain assets and investments. The Group had cash and cash equivalents of US$55.1 million as at 31st December, 2006 (31st December, 2005: US$66.0 million).

CHARGES ON GROUP ASSETS

As at 31st December, 2006, out of the total borrowings of US$563.1 million (2005: US$525.4 million) obtained by the Group, only US$195.0 million (2005: US$143.3 million) were secured and accounted for, which was 34.6% (2005: 27.3%) of the total. Certain of the Group's property, plant and equipment and land lease prepayments located in Mainland China with net book value of US$205.6 million (2005: US$218.7 million) have been pledged as security for various short and long term bank loans.

CONTINGENT LIABILITIES

As at 31st December, 2006, the guarantees provided by the Group were US$9.4 million (31st December, 2005: US$7.4 million).

EMPLOYEE AND REMUNERATION POLICIES

As at 31st December, 2006, the Group employed around 32,000 staff (including 9,900 staff from the jointly-controlled entities and associates) in the PRC and Hong Kong. A Remuneration Committee has been set up to review the remuneration policies and packages of directors and senior management. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programmes as well as a share option scheme.

C.P. Pokphand Co. Ltd. (the "Company") is committed to maintaining high standards of corporate governance that properly protect and promote the interests of all the shareholders and to enhance corporate value and accountability. Throughout the year ended 31st December, 2006, the Company has applied the principles and complied with all the code provisions prescribed in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), save for the deviation from code provision A.4.2 to be discussed below.

This report describes our corporate governance practices and explains the applications of the principles of the CG Code and the reason for the aforesaid deviation.

A. BOARD OF DIRECTORS

Board

The Board is accountable to the shareholders for leadership and control of the Company and is collectively responsible for promoting the success of the Company and its businesses by directing and supervising the Company's affairs. The Board focuses on overall corporate strategies and policies with attention particularly paid to the growth and financial performance of the Group.

The Board has determined that certain matters such as strategic planning, significant transactions and budget should be retained for the Board's approval. It has formalised the functions reserved to the Board to achieve a clear division of the responsibilities of the Board and the management. The Board delegated its responsibilities to the senior management to deal with day-to-day operations and review those arrangements on a periodic basis. Management has reported back to the Board and obtain prior approval before making decisions for key matters or entering into any commitments on behalf of the Company.

To maximise the effectiveness of the Board and to encourage active participation and contribution from Board members, the Board has established executive board committee, audit committee and remuneration committee with specific written terms of reference to assist in the execution of their duties. The terms of reference of each of the committees are reviewed and amended (if necessary) from time to time, as are the committees' structure, duties and memberships.

The Company Secretary and the Qualified Accountant shall, as far as possible, attend all meetings of the Board/committees to advise on corporate governance, statutory compliance, accounting and financial matters. All directors have access to the Company Secretary who is responsible for the Group's compliance with the continuing obligations of the Listing Rules, Code on Takeover and Mergers and Share Repurchases, Companies Ordinance, Securities and Futures Ordinance and other applicable laws, rules and regulations etc.

A. BOARD OF DIRECTORS (continued)

Board (continued)

All directors are given the opportunities to include matters to be discussed in the agenda of the Board/committee meetings. The Company Secretary is delegated with the responsibility to prepare the agenda and, where appropriate, take into account any matters proposed by each director/committee member for inclusion in the agenda.

Other than exceptional circumstances, an agenda accompanied by any related materials are circulated to all directors in a timely manner and at least three days before the date of scheduled meeting. Where queries are raised by directors, responses should be given as promptly and fully as possible within a reasonable time.

The Board meets regularly and at least four board meetings are scheduled annually at approximately quarterly intervals. Ad-hoc meetings are convened when it considers necessary. Notices of regular Board/committee meetings are given at least 14 days before the date of meeting. For all other Board/committee meetings, reasonable notices are given.

Minutes of the Board/committee meetings are recorded in details for the matters considered by the participants of such meetings and decisions reached, including concerns raised by directors or dissenting views expressed. Draft and final versions of minutes are circulated to relevant directors or committee members within a reasonable time after the meetings are held and taken as the true records of the proceedings of such meetings. They are kept by the Company Secretary or secretary of the committees and are open for inspection at any reasonable time on reasonable notice by any director. All directors are entitled to have access to board papers and related materials unless there are legal or regulatory restrictions on disclosure due to regulatory requirements.

Directors are provided with complete, adequate explanation and information to enable them to make an informed decision or assessment of the Group's performance, position and prospects and to discharge their duties and responsibilities on timely basis. The directors, to properly discharge their duties, are given access to independent professional advisers, when necessary, at the expense of the Company.

If a substantial shareholder or a director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter will be dealt with by way of a Board/committee meeting and the interested shareholder or director shall not vote nor shall he/she be counted in the quorum present at the relevant meeting. Independent non-executive director ("INED") who, and whose associates, have no material interest in the transaction, should be present at such a board meeting.

The Company has arranged appropriate insurance cover in respect of legal actions against its Directors and officers.

A. BOARD OF DIRECTORS (continued)

Board Composition

The Board currently consists of fifteen directors, namely one Chairman, one Executive Chairman, three Executive Vice Chairmen, one Chief Executive Officer ("CEO"), one Chief Financial Officer, one Chief Operating Officer, four Executive Directors and three INEDs.

Position		Name of Directors
Chairman	:	Mr. Sumet Jiaravanon
Executive Chairman	:	Mr. Dhanin Chearavanont
Executive Vice Chairmen	:	Mr. Thanakorn Seriburi
		Mr. Meth Jiaravanont
		Mr. Anan Athigapanich
Chief Executive Officer	:	Mr. Damrongdej Chalongphuntarat
Chief Financial Officer	:	Mr. Robert Ping-Hsien Ho
Chief Operating Officer	:	Mr. Bai Shanlin
Executive Directors	:	Mr. Soopakij Chearavanont
		Mr. Nopadol Chiaravanont
		Mr. Benjamin Jiaravanon
		Mr. Narong Chearavanont
Independent Non-Executive Directors	:	Mr. Kowit Wattana
		Mr. Sombat Deo-isres
		Mr. Ma Chiu Cheung, Andrew

The attributes, skills and expertise among the existing directors have a balance and mix of core competencies in areas such as accounting and finance, legal, business and management, agribusiness operations and marketing strategies.

The INEDs meet the requirements of independence under the Listing Rules so that there is sufficient element of independence in the Board to exercise independent judgements. The Board considers that all of the INEDs are independent and has received from each of them the confirmation of independence as required by the Listing Rules.

The INEDs have the same duties of care and skill and fiduciary duties as the executive directors. They are expressly identified as such in all corporate communications that disclose the names of directors of the Company. The functions of INEDs include, but not limited to :

- participating in Board meetings to bring an independent judgement to bear on issues of corporate strategy, corporate performance, accountability, resources, key appointments and standard of conducts;
- taking the lead where potential conflicts of interests arise;
- serving and active participating on committees, if invited;
- attending general meetings of the Company and developing a balanced understanding of the views of shareholders; and
- scrutinising the Group's performance in achieving agreed corporate goals and objectives and monitoring the reporting of performance.

A. BOARD OF DIRECTORS (continued)

Chairman and Chief Executive Officer

The Chairman of the Company is Mr. Sumet Jiaravanon, Executive Chairman of the Company is Mr. Dhanin Chearavanont and the CEO is Mr. Damrongdej Chalongphuntarat. The positions of the Chairman and CEO are held by separate individuals with a view to maintain an effective segregation of duties between management of the Board and the day-to-day management of the Group's business. There is no financial, business, family or other material/relevant relationship between the Chairman and CEO.

Mr. Sumet Jiaravanon as Chairman and Mr. Dhanin Chearavanont as Executive Chairman, who are brothers, provide leadership to the Board so that the Board works effectively and discharges its responsibilities and that all key and appropriate issues are discussed by the Board in a timely manner.

Mr. Damrongdej Chalongphuntarat as CEO has executive responsibilities over the business directions and operational decisions of the management and performance of the Group.

The Chairman also seeks to ensure that all directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information in a timely manner.

Appointment, Re-election and Removal

Appointment of new directors is a matter for consideration by the Board. It reviews the profiles of the candidates and makes recommendations on the appointment, re-election and retirement of directors.

The code provision A.4.2 of the CG Code stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years. The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 ("Private Act"). Pursuant to paragraph 3(e) of the Private Act, any executive chairman and any managing director shall not be subject to retirement by rotation at each annual general meeting. In order to achieve the intended effect of this code provision, Mr. Dhanin Chearavanont, the Executive Chairman, intends to voluntarily retire by rotation in such manner and at such frequency as provided for other directors under the Bye-Laws of the Company.

Newly appointed director(s) of the Company will receive induction and reference materials to enable him/them to familiarise with the Group's history, mission, business operations and the Company's policies. Each director is briefed and updated to ensure that he has a proper understanding of the operations and business of the Group and that he is fully aware of his responsibilities of the latest changes under statute and common law, the Listing Rules, Companies Ordinance, Securities and Futures Ordinance, applicable legal and other regulatory requirements and the governance policies of the Company. Every new director will receive a "Memorandum on the Duties and Responsibilities of Directors of a Company Listed on the Main Board of The Stock Exchange of Hong Kong Limited" prepared by the Group's external lawyers setting out guidelines on statutory and regulatory requirements.

A. BOARD OF DIRECTORS (continued)

Appointment, Re-election and Removal (continued)

The INEDs are appointed for a fixed term of one year and are subject to retirement by rotation and re-election by shareholders at annual general meeting in accordance with the Company's Bye-Laws.

The names and biographical details of the directors who will offer themselves for re-election at the forthcoming annual general meeting are set out in the relating circular accompanying the notice of meeting, to assist shareholders in making an informed decision on their elections.

Every director shall ensure that he can contribute sufficient time and effort to the corporate affairs of the Company once he accepts the appointment.

Committees

The Board has established Audit Committee ("AC"), Executive Board Committee ("EBC") and Remuneration Committee ("RC") with written terms of reference to enable such committees to discharge their functions properly.

Executive Board Committee

The EBC was established on 13th September, 2005 and consists of Messrs. Dhanin Chearavanont (Chairman), Thanakorn Seriburi, Meth Jiaravanont, Anan Athigapanich, Damrongdej Chalongphuntarat, Robert Ping-Hsien Ho and Bai Shanlin.

The EBC meets as and when required to oversee the day-to-day management of the Group.

All resolutions or recommendations approved by the EBC will be reported to the Board, unless there are legal or regulatory restrictions.

Remuneration Committee

The RC was established on 13th September, 2005 and consists of Messrs. Dhanin Chearavanont (Chairman), Meth Jiaravanont, Kowit Wattana (INED), Sombat Deo-isres (INED) and Ma Chiu Cheung, Andrew (INED).

The principal functions of the RC include :

- recommending the Board on the Company's policies and structure for the remuneration of the directors and senior management of the Group;
- determining the remuneration packages of all executive directors and senior management;
- reviewing and approving compensation to directors and senior management in connection with any loss or termination of their office or appointment; and
- ensuring no director or any of his associates is involved in deciding his own remuneration.

A. BOARD OF DIRECTORS (continued)

Committees (continued)

Remuneration Committee (continued)

The RC held a meeting in 2006 to discuss and review the remuneration policy and package for directors. The emoluments of directors are determined by reference to the experiences, responsibilities, employment conditions and time-commitment in the Group's affairs and performance of each director as well as salaries paid by comparable companies and the prevailing market conditions. The Company has adopted a share option scheme as early as 10th April, 1992, which serves as an incentive to attract, retain and motivate talented eligible staff, including the directors. Members of the RC, however, do not participate in the determination of their own remuneration. Details of the directors' emoluments is set out in note 13 to the financial statements.

The RC consults the Chairman and CEO about its proposals relating to the remuneration of other executive directors and has access to professional advice if it considers necessary. The Company provides sufficient resources to RC to discharge its duties.

The terms of reference of the RC is available from the Company Secretary on request and is posted on the Company's website.

Audit Committee

The AC was established on 28th January, 1999. The AC currently consists of three INEDs, Messrs. Ma Chiu Cheung, Andrew (Chairman), Kowit Wattana and Sombat Deo-isres, who together have sufficient accounting and financial management expertise, legal and business experience to discharge their duties.

The Company provides sufficient resources to the AC for discharging the duties. The duties and responsibilities are set out clearly in its terms of reference which includes :

- considering and recommending the appointment, re-appointment and removal of external auditors;
- approving the remuneration and terms of engagement of external auditor, any questions of resignation or dismissal of the auditors;
- reviewing and monitoring the external auditors' independency, discussing the nature and scope of the audit and reporting obligations before the audit commences;
- monitoring integrity of financial statements and reviewing the interim and annual financial statements and reports before submission to the Board;
- reviewing the Group's financial controls, internal control and risk management systems;
- considering any findings of major investigations of internal control matters as delegated by the Board or on its own initiative and management's response; and
- reviewing the external auditors' management letter, any material queries raised by the auditors to management in respect of the accounting records, financial accounts or systems of control and management's response and ensuring that the Board will provide a timely response to the issues raised.

A. BOARD OF DIRECTORS (continued)

Committees (continued)

Audit Committee (continued)

The AC met three times during the year 2006 and performed the following work :

- Reviewed and discussed with management and the external auditors regarding the financial statements for the year ended 31st December, 2005 and management letter;
- Reviewed with management the unaudited interim financial statement for the six months ended 30th June, 2006;
- Reviewed the findings and recommendations of the internal audit department on the operations and performance of Group;
- Reviewed the effectiveness of internal control system;
- Reviewed the external auditors' statutory audit plan; and
- Recommended to the Board, for the approval by shareholders, of the re-appointment of the external auditors.

Minutes of AC are kept by the Company Secretary. Draft and final versions of minutes have been sent to all members of the AC within a reasonable time after the meeting for their comments and records respectively.

The terms of reference of the AC is available from the Company Secretary on request and is posted on the Company's website.

Board and Committee Attendance

The Board held four regular meetings in 2006. Details of the attendance of individual director at Board meetings and committee meetings during the year 2006 are set out below :

	No. of meetings attended/held		
Directors	Board	Remuneration Committee	Audit Committee
Executive Directors			
Mr. Sumet Jiaravanon	2/4	–	–
Mr. Dhanin Chearavanont	4/4	1/1	–
Mr. Thanakorn Seriburi	3/4	–	–
Mr. Meth Jiaravanont	3/4	1/1	–
Mr. Anan Athigapanich	2/4	–	–
Mr. Damrongdej Chalongphuntarat	4/4	–	–
Mr. Robert Ping-Hsien Ho	4/4	–	–
Mr. Bai Shanlin	4/4	–	–
Mr. Soopakij Chearavanont	2/4	–	–
Mr. Nopadol Chiaravanont	4/4	–	–
Mr. Benjamin Jiaravanon	2/4	–	–
Mr. Narong Chearavanont	2/4	–	–
Independent Non-Executive Directors			
Mr. Kowit Wattana	3/4	0/1	0/3
Mr. Sombat Deo-isres	4/4	1/1	3/3
Mr. Ma Chiu Cheung, Andrew	4/4	1/1	3/3
No. of meetings	4	1	3

A. BOARD OF DIRECTORS (continued)

Board and Committee Attendance (continued)

Messrs. Sumet Jiaravanon and Dhanin Chearavanont are brothers. Mr. Sumet Jiaravanon is the father of Mr. Benjamin Jiaravanon and uncle of Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont and Narong Chearavanont. Mr. Dhanin Chearavanont is the father of Messrs. Soopakij Chearavanont and Narong Chearavanont and an uncle of Messrs. Meth Jiaravanont, Nopadol Chiaravanont and Benjamin Jiaravanon. Messrs. Soopakij Chearavanont and Narong Chearavanont are brothers. Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont, Benjamin Jiaravanon and Narong Chearavanont are cousins. Save as disclosed above, there are no family relationships among members of the Board.

Securities Transactions by Directors and Employees

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules as its own code of conduct regarding directors' securities transactions (the "Model Code"). Having made specific enquiry of all directors, they have confirmed that they have fully complied with the required standards set out in the Model Code throughout the year ended 31st December, 2006.

The Company has also adopted a code of conduct regarding securities transactions for all employees (the "Code") on terms no less exacting than the Model Code. Officers/employees as defined in the Code who is deemed to be in possession of unpublished price-sensitive or confidential information in relation to the Company or its shares are required to prohibit from dealing in the shares of the Company.

B. ACCOUNTABILITY AND AUDIT

Financial Reporting

The Board acknowledges its responsibility for preparing the accounts which give a true and fair view of the state of affairs of the Company and of the Group on a going concern basis, with supporting assumptions or qualifications as necessary. The directors have also ensured the timely publication of the financial statements of the Group.

The statement of the auditors of the Company about their reporting responsibilities on the financial statements of the Group is set out in the Independent Auditors' Report on pages 41 to 42 of this annual report.

The management provides explanation and information to the Board to enable it to make an informed assessment of the financial and other information to be approved.

The Board endeavours to ensure a balanced, clear and understandable assessment of the Group's position and prospects to extend the Group's financial reporting including annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements and application accounting standards.

B. ACCOUNTABILITY AND AUDIT (continued)

Internal Controls

The Board is responsible for managing business and operational risks and maintaining a proper and effective system of internal control to safeguard the shareholders' investment and the Group's assets.

The directors conducted annual review of the effectiveness of the Group's system of internal control covering all material controls, including financial, operational and compliance controls, and risk management functions.

The Group maintains a centralised cash management system for the Group's treasury function to oversee the Group's investment, lending and borrowing activities.

The Group has established guidelines and procedures for the approval and control of expenditure. Operating expenditures are subject to the overall budget control and are controlled by each business with approval levels for such expenditures being set by reference to each executive's and officer's level of responsibility. Capital expenditures are subject to overall control within the annual budget review and approval process, and more specific control and approval prior to commitment.

Auditors' Remuneration

During the year under review, the remuneration paid to the Group's external auditors, Messrs. Ernst & Young is set out as follows :

	2006 Fee Paid/Payable *(US$'000)*
Audit Services	744
Taxation Advisory Services	3
Other Advisory Services	45

C. COMMUNICATION WITH SHAREHOLDERS AND INVESTORS

The Company aims to provide its shareholders with high standards of disclosure and financial transparency through the publication of annual and interim reports, press announcements and circulars made through the Company's and Stock Exchange's websites.

The annual general meeting or other general meetings provide a useful forum for shareholders to exchange views with the Board. The Chairman of the Board as well as the chairman of AC and a member of the RC attended the 2006 Annual General Meeting. The chairman of the independent board committee attended the special general meetings held on 25th October, 2006 for approving the connected transaction and continuing connected transactions.

C. COMMUNICATION WITH SHAREHOLDERS AND INVESTORS (continued)

Separate resolutions are proposed at general meetings on each substantially separate issue, including the election of individual directors.

Details of the poll voting procedures and rights of shareholders to demand a poll are included in circular convening a general meeting despatching to the shareholders of the Company. The Chairman of the meeting should ensure compliance with the voting by poll requirement.

The Company should count all proxy votes, and except where a poll is required, the Chairman of a meeting should indicate to the meeting the level of proxies lodged on each resolution, and the balance for and against the resolution, after it has been dealt with on a show of hands. The Company should ensure that votes cast are properly counted and records.

The Chairman of the meeting should at the commencement of the meeting ensure that an explanation is provided of (1) the procedure for demanding a poll by shareholders before putting a resolution to the vote on a show of hands; and (2) the detailed procedures for conducting a poll and then answer any questions from shareholders whenever voting by way of a poll is required.

The Company regularly releases latest corporate news of the Group's developments on its website at http://www.cpp.hk. The public are welcome to give comments and make enquiries through the Company's website.

BIOGRAPHICAL DETAILS OF DIRECTORS

Mr. Sumet Jiaravanon, aged 73, has been an Executive Director of the Company since 1988 and is the Chairman of the Company. He is also the Executive Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Dhanin Chearavanont for the planning and management of the Group. Mr. Jiaravanon has extensive experience in establishing and operating businesses in Asia, Europe and USA. He holds directorships in several subsidiaries of the Group. He is also a President Commissioner of PT. Charoen Pokphand Indonesia, Tbk., a company listed on the Jakarta Stock Exchange and a Vice Chairman of True Corporation Public Company Limited, a company listed on the Stock Exchange of Thailand.

Mr. Dhanin Chearavanont, aged 68, has been an Executive Director of the Company since 1988. He is the Executive Chairman of the Company and the Chairman of the Remuneration Committee of the Company. He is also the Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Sumet Jiaravanon for the planning and management of the Group. Mr. Chearavanont has extensive experience in establishing and operating businesses in Asia, Europe and USA. He holds directorships in several subsidiaries of the Group. He is the Chairman of Charoen Pokphand Foods Public Company Limited, True Corporation Public Company Limited and C.P. Seven Eleven Public Company Limited, companies which are listed on the Stock Exchange of Thailand. Mr. Chearavanont is also a Director of Siam Makro Public Company Limited, a company listed on the Stock Exchange of Thailand and a Vice President Commissioner of PT. Charoen Pokphand Indonesia, Tbk., a company listed on the Jakarta Stock Exchange.

Mr. Thanakorn Seriburi, aged 62, has been a Director of the Company since 1988 and is the Executive Vice Chairman of the Company. He is also the Vice Chairman of the Charoen Pokphand Group and the Chairman of the automotive and other industrial division of the Group. He holds directorship in several subsidiaries of the Group. Mr. Seriburi has been working on investment projects for the Group in the PRC since 1979 and has extensive experience in industrial operations in Asia and elsewhere.

Mr. Meth Jiaravanont, aged 49, joined the Company as Executive Vice Chairman and an Executive Director since 2005. He is also a member of the Remuneration Committee of the Company. Mr. Jiaravanont obtained a Bachelor's degree in Economics from Occidental College, California, USA and a Master degree in Business Administration from New York University, USA. He has extensive experience in investment, finance, banking and strategic business in Asia and USA. Mr. Jiaravanont is also a Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange.

Mr. Anan Athigapanich, aged 55, joined the Company as Executive Vice Chairman and an Executive Director since 2005. He graduated from Bangpar University in Agricultural Science and obtained an advanced degree in Agriculture, Sukhothai Thammatirat University, Bangkok, Thailand. Mr. Athigapanich is also the Vice Chairman of the Group's Agro-Industry Business in the PRC and holds directorships in several subsidiaries of the Group. He has extensive experience in agribusiness operation.

BIOGRAPHICAL DETAILS OF DIRECTORS

Mr. Damrongdej Chalongphuntarat, aged 55, joined the Company as the Chief Executive Officer and an Executive Director since 2005. He obtained a degree in Commerce from Assumption Commercial College, Bangkok, Thailand. Mr. Chalongphuntarat is also the Vice Chairman of the Group's Agro-Industry Business in the PRC and holds directorships in several subsidiaries of the Group. He has extensive experience in agribusiness operations.

Mr. Robert Ping-Hsien Ho, aged 58, joined the Company as Chief Financial Officer and an Executive Director since 2005. He obtained a Bachelor of Business Administration degree from College of Law, National Taiwan University. Mr. Ho holds directorships in several subsidiaries of the Group and has extensive experience in management and finance. He is also a Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange.

Mr. Bai Shanlin, aged 48, joined the Company as Chief Operating Officer and an Executive Director since 2005. He obtained the Governmental Exchange Specialist in Agriculture Management from the Australian Ministry of Foreign Affairs, a Specialist Certificate in Livestock Management in the PRC and a Professional Diploma in Animal Science, Gansu College of Animal Husbandry. Mr. Bai is also the Vice Chairman of the Group's Agro-Industry Business in the PRC and holds directorships in several subsidiaries of the Group. He has extensive experience in agribusiness operations.

Mr. Soopakij Chearavanont, aged 43, joined the Company as an Executive Director since 2005. He obtained a Bachelor of Science degree in Business and Public Administration from New York University, USA and has extensive multinational, investment and management experience in various industries. Mr. Chearavanont is the Chairman of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange and a Director of True Corporation Public Company Limited and C.P. Seven Eleven Public Company Limited, companies which are listed on the Stock Exchange of Thailand.

Mr. Nopadol Chiaravanont, aged 46, joined the Company as an Executive Director since 2005. He obtained a Bachelor's degree from The Virginia Intermont College in USA and has extensive experience in business management. Mr. Chiaravanont is also a Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange.

Mr. Benjamin Jiaravanon, aged 36, joined the Company as an Executive Director since 2005. He obtained a Bachelor's degree of Science in Industrial Management from Carnegie Mellon University in USA and has extensive experience in business management. Mr. Jiaravanon is also a Commissioner of PT. Charoen Pokphand Indonesia, Tbk., a company listed on the Jakarta Stock Exchange.

Mr. Narong Chearavanont, aged 42, joined the Company as an Executive Director since 2005. He obtained a Bachelor of Science degree from New York University, USA, majoring in Business Administration. He has extensive experience in the retail and trading industries. Mr. Chearavanont is also a Vice Chairman of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange and a Director of C.P. Seven Eleven Public Company Limited, a company listed on the Stock Exchange of Thailand.

Mr. Kowit Wattana, aged 60, joined the Company as an Independent Non-Executive Director since 2005. He is also a member of the Audit Committee and Remuneration Committee of the Company. Mr. Wattana obtained a Bachelor of Public Administration (Political Science) from Police Cadet Academy. He has held various senior positions with the Royal Thai Police and is currently the Police Commissioner-General of the Royal Thai Police.

Mr. Sombat Deo-isres, aged 66, joined the Company as an Independent Non-Executive Director since 2005. He is also a member of the Audit Committee and Remuneration Committee of the Company. Mr. Deo-isres obtained a Bachelor's degree in Laws from Thammasat University and a Master's degree in Laws from Chulalongkorn University, Thailand. Mr. Deo-isres has held various senior positions with the Thai judiciary and is currently a Senior Judge of the Criminal Court of Thailand.

Mr. Ma Chiu Cheung, Andrew, aged 65, joined the Company as an Independent Non-Executive Director since 2005. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. Mr. Ma obtained a Bachelor's degree, majoring in Economics from the London School of Economics and Political Science, University of London, United Kingdom. He has over 30 years of experience in accounting and finance. Mr. Ma is a Certified Public Accountant (Practising) in Hong Kong and a Fellow of the Institute of Chartered Accountants in England & Wales, The Hong Kong Institute of Certified Public Accountants, The Taxation Institute of Hong Kong and The Hong Kong Institute of Directors. Mr. Ma is an independent non-executive director of certain other listed companies in Hong Kong.

Messrs. Sumet Jiaravanon and Dhanin Chearavanont are brothers. Mr. Sumet Jiaravanon is the father of Mr. Benjamin Jiaravanon and an uncle of Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont and Narong Chearavanont. Mr. Dhanin Chearavanont is the father of Messrs. Soopakij Chearavanont and Narong Chearavanont and an uncle of Messrs. Meth Jiaravanont, Nopadol Chiaravanont and Benjamin Jiaravanon. Messrs. Soopakij Chearavanont and Narong Chearavanont are brothers. Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont, Benjamin Jiaravanon and Narong Chearavanont are cousins. Save as disclosed above, there are no family relationships between any director or senior management of the Company.

The directors present their report together with the audited financial statements of the Company and the Group for the year ended 31st December, 2006.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding.

The subsidiaries, jointly-controlled entities and associates of the Company are principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories for automotives and property and investment holding. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's loss for the year ended 31st December, 2006 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 43 to 143.

The directors do not recommend the payment of any dividend in respect of the year (2005: Nil).

SUMMARY FINANCIAL INFORMATION

The consolidated assets, liabilities and minority interests, and results of the Group for the five years ended 31st December, 2006, as extracted from the published audited financial statements, are as follows:

	2006	2005	2004	2003	2002
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Total assets	**971,781**	925,370	897,058	1,020,778	1,109,076
Total liabilities	**870,271**	774,141	794,238	871,381	875,980
Minority interests	**47,558**	55,106	51,672	49,023	81,497
Shareholders' equity	**53,952**	96,123	51,148	100,374	151,599
	971,781	925,370	897,058	1,020,778	1,109,076
Profit/(loss) for the year from ordinary activities attributable to equity holders of the Company	**(49,728)**	4,825	(62,386)	(62,758)	92,602

The above summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 19 to the financial statements.

INVESTMENT PROPERTIES

Details of movements in the Group's investment properties are set out in note 20 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the Company's share capital and share options are set out in note 36 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 37 to the financial statements and in the summary statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

At 31st December, 2006, the Company had a share premium account in the amount of approximately US$73,897,000 (2005: US$73,897,000), may be distributed in the form of fully paid bonus shares. The directors presently have no intention of distributing the above distributable reserves.

DONATIONS

During the year, the Group made contributions for charitable and other purposes totalling US$355,000 (2005: US$1,334,000).

MAJOR CUSTOMERS AND SUPPLIERS

The turnover and purchases attributable to the five largest customers and suppliers accounted for less than 30% of the total Group's turnover and purchases for the year, respectively. Shanghai Lotus Supermarket Chain Store Co., Ltd., ("Shanghai Lotus") is a subsidiary of C.P. Seven Eleven Public Company Limited ("CP Seven Eleven") which is an associate of the controlling shareholders of the Company, and therefore a connected person of the Company as defined under Rule 14A.11 of the Listing Rules on the Stock Exchange, is one of the five largest customers of the Group referred to above.

Saved as disclosed above, none of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and suppliers.

REPORT OF THE DIRECTORS

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
- Mr. Sumet Jiaravanon
- Mr. Dhanin Chearavanont
- Mr. Thanakorn Seriburi
- Mr. Meth Jiaravanont
- Mr. Anan Athigapanich
- Mr. Damrongdej Chalongphuntarat
- Mr. Robert Ping-Hsien Ho
- Mr. Bai Shanlin
- Mr. Soopakij Chearavanont
- Mr. Nopadol Chiaravanont
- Mr. Benjamin Jiaravanon
- Mr. Narong Chearavanont

Independent non-executive directors:
- Mr. Kowit Wattana
- Mr. Sombat Deo-isres
- Mr. Ma Chiu Cheung, Andrew

In accordance with the Company's bye-law 82, Messrs. Thanakorn Seriburi, Robert Ping-Hsien Ho, Bai Shanlin, Kowit Wattana and Sombat Deo-isres will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The independent non-executive directors of the Company are appointed for a term of one year and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's bye-laws.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and that the Company considers such directors to have remained independent.

DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' REMUNERATION

Details of the directors' remuneration are set out in note 13 to the financial statements.

DIRECTORS' INTERESTS IN CONTRACTS

Details of the directors' interests in contracts are set out in note 44 to the financial statements.

Except as disclosed in note 44, no director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

At 31st December, 2006, the interests and short positions of the directors and chief executive in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) and were recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

(i) *Long positions in shares of the Company:*

	Number of shares held, capacity and nature of interest					
Name of director	Directly beneficially owned	Through spouse or minor children	Through controlled corporation	Beneficiary of a trust	Total number of shares	Approximate percentage of the Company's issued share capital
Mr. Sumet Jiaravanon	1,004,014,695	–	–	–	1,004,014,695	34.74

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS (continued)

(ii) *Directors' interests in share options granted by the Company:*

Pursuant to the old share option scheme (the "Old Scheme") adopted on 10th April, 1992 which expired on 9th April, 2002 and the existing share option scheme (the "Existing Scheme") adopted by the Company on 26th November, 2002, certain directors were granted share options. As at 31st December, 2006, the interests of the directors of the Company in share options to subscribe for shares in the capital of the Company under the Old Scheme and the Existing Scheme were as follows:

Name of director	Date of grant	Number of share issuable upon exercise of share options held as at 31st December, 2006	Period during which share options are exercisable	Price per share to be paid on exercise of share options HK$	Approximate percentage of shareholding %
Mr. Sumet Jiaravanon	26th February, 2003	12,800,000	26th February, 2003 to 25th February, 2013	0.3900	0.4429
	3rd May, 2004	12,800,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.4429
	19th May, 2005	12,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.4153
Mr. Dhanin Chearavanont	26th February, 2003	12,800,000	26th February, 2003 to 25th February, 2013	0.3900	0.4429
	3rd May, 2004	12,800,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.4429
	19th May, 2005	12,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.4153
Mr. Thanakorn Seriburi	10th August, 1998	17,500,000	10th August, 1998 to 10th August, 2008	0.3875	0.6056
	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.3900	0.7469
	3rd May, 2004	20,000,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.6921
	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS (continued)

(ii) *Directors' interests in share options granted by the Company (continued):*

Name of director	Date of grant	Number of share issuable upon exercise of share options held as at 31st December, 2006	Period during which share options are exercisable	Price per share to be paid on exercise of share options HK$	Approximate percentage of shareholding %
Mr. Meth Jiaravanont	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267
Mr. Robert Ping-Hsien Ho	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.3900	0.7469
	3rd May, 2004	20,000,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.6921
	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Save as disclosed above, as at 31st December, 2006, none of the directors and chief executive of the Company had any interest or short position in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31st December, 2006, the following interests or short positions of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholder	*Notes*	Capacity and nature of interest	Number of shares held *(Note 1)*	Approximate percentage of the Company's issued share capital %
Krung Thai Bank Public Company Limited	*(2)*	Person having a security interest in shares	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	*(3)*	Beneficial owner	1,004,014,695 (L and S)	34.74
C.P. Intertrade Co., Ltd.	*(3)*	Interest of a controlled corporation	1,004,014,695 (L and S)	34.74
Worth Access Trading Limited	*(4)*	Beneficial owner	1,059,190,000 (L)	30.54
Charoen Pokphand Holding Company Limited	*(4)*	Interest of a controlled corporation	1,059,190,000 (L)	30.54
Charoen Pokphand Group Company Limited	*(4)*	Interest of a controlled corporation	1,059,190,000 (L)	30.54

Notes:

(1) The letter "L" denotes a long position whilst the letter "S" denotes a short position.

(2) 1,004,014,695 shares were held by Krung Thai Bank Public Company Limited as security.

(3) CPI Holding Co., Ltd. ("CPI") beneficially owned 1,004,014,695 shares. It also has a short position in 1,004,014,695 shares. C.P. Intertrade Co., Ltd. ("CP Intertrade") has declared an interest in these shares by virtue of its shareholding in CPI.

(4) Worth Access Trading Limited has a long position in 1,059,190,000 shares (including 481,250,000 shares and the subscription rights of 577,940,000 shares attached to the warrants). Charoen Pokphand Holding Company Limited has declared an interest in these same 1,059,190,000 shares by virtue of its shareholding in Worth Access Trading Limited whilst Charoen Pokphand Group Company Limited has also declared an interest in such number of shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (continued)

Save as disclosed above, so far as is known to the directors, as at 31st December, 2006, no person (not being a director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

CONNECTED TRANSACTION

During the year ended 31st December, 2006, the Group entered into the following transaction with connected person (as defined in the Listing Rules) of the Company:

Disposal of the entire issued capital of Ek Chor Distribution (Shenyang) Property Company Limited

On 7th September, 2006, C.T. Progressive (Investment) Ltd. ("CT Progressive"), a wholly-owned subsidiary of the Company, entered into an agreement with Excel Prominent Limited ("Excel Prominent") for the disposal of the entire issued share capital of Ek Chor Distribution (Shenyang) Property Company Limited at a consideration of RMB82,000,000 (approximately HK$79,540,000). Excel Prominent is an indirect wholly-owned subsidiary of Charoen Pokphand Group Company Limited ("CPG") which is an associate of the Chearavanont Shareholders (being four members of the Chearavanont family, namely, Messrs. Jaran Chiaravanont, Montri Jiaravanont, Sumet Jiaravanon and Dhanin Chearavanont), the controlling shareholders of the Company. Hence, CPG and Excel Prominent are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the disposal constituted a connected transaction of the Company. The relevant details are set out in the Company's circular dated 6th October, 2006.

CONTINUING CONNECTED TRANSACTIONS

During the year ended 31st December, 2006, the Group had the following continuing connected transactions, certain details of which are disclosed in compliance with the requirements of Chapter 14A of the Listing Rules:

Master Supply Agreements with the subsidiaries of Chia Tai Enterprises International Limited

In 2005, the Group entered into certain master supply agreements with the relevant subsidiaries of Chia Tai Enterprises International Limited ("CTEI"), which were subsequently replaced by the Reorganized CTEI Supply Agreement dated 24th August, 2006 in respect of the supply by any subsidiaries of the Company to any subsidiaries of CTEI of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandize customarily sold in supermarkets. CTEI and its subsidiaries are associates of the controlling shareholders of the Company and therefore are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the transactions under the aforesaid agreements constitute continuing connected transactions of the Company under the Listing Rules. During the year ended 31st December, 2006, the aggregate actual sales to CTEI subsidiaries and the annual cap are HK$96,946,000 and HK$125,620,000 respectively.

CONTINUING CONNECTED TRANSACTIONS (continued)

Master Supply Agreements with Shanghai Lotus Supermarket Chain Store Co., Ltd.

On 15th February, 2005, the Group entered into certain master supply agreements with Shanghai Lotus, which were subsequently replaced by the Reorganized Shanghai Lotus Supply Agreement dated 24th August, 2006 in respect of the supply by any subsidiaries of the Company to Shanghai Lotus or any of its subsidiaries of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandize customarily sold in supermarkets. Shanghai Lotus is a subsidiary of C.P. Seven Eleven, which is an associate of the controlling shareholders of the Company, and therefore a connected person of the Company within the meaning of the Listing Rules. Accordingly, the transactions under the aforesaid agreements constitute continuing connected transactions of the Company under the Listing Rules. During the year ended 31st December, 2006, the aggregate actual sales to Shanghai Lotus and the annual cap are HK$236,275,000 and HK$410,850,000 respectively.

The independent non-executive directors of the Company have reviewed the continuing connected transactions of the Group and have confirmed that these continuing connected transactions were entered into (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms or on terms no less favourable to the Group than terms available to the independent third parties; and (iii) in accordance with the relevant agreements governing the them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Board engaged the auditors of the Company to perform certain agreed upon procedures in respect of the aforesaid continuing connected transactions of the Group.

Hainan Chia Tai Animal Husbandry Co. Ltd. Lease Agreement

On 8th August, 2003, Hainan Chia Tai Animal Husbandry Co. Ltd. ("Hainan CTAH"), a subsidiary of the Company, entered into a lease, pursuant to which C.P. Aquaculture (Hainan) Co. Ltd. ("CP (Hainan)") has leased the production facilities situated at Laocheng Development Zone, Chengmai County, Hainan province, the PRC including all plants and machinery located thereon from Hainan CTAH for a term of five years expiring on 10th August, 2008. CP (Hainan), the tenant under the lease, is an indirect investment of CPG which is a connected person of the Company and therefore, CP (Hainan) is regarded as a connected person of the Company within the meaning of the Listing Rules. Accordingly, the lease entered into between Hainan CTAH and CP (Hainan) constitutes a continuing connected transaction for the Company under the Listing Rules. In the opinion of the directors, the lease contains normal commercial terms.

DISCLOSURE PURSUANT TO RULE 13.18 OF THE LISTING RULES

Save as disclosed below, the directors are not aware of any circumstances which would give rise to a disclosure obligation pursuant to the requirements under Rule 13.18 of the Listing Rules as at 31st December, 2006.

The Company entered into an agreement (the "Loan Facility Agreement") with two banks in Thailand relating to a loan facility of US$140.0 million (the "Loan Facility") on 18th April, 2005. The Loan Facility is to be repaid on 14 semi-annual consecutive instalments and the final maturity date of the Loan Facility is 28th April, 2012. As at 31st December, 2006, the outstanding amount owing by the Company under the Loan Facility was US$122.6 million.

Pursuant to the Loan Facility Agreement, it would be an event of default if the Company fails to procure that (1) CP Intertrade at all times maintains its shareholding in CPI at not less than 99% (CP Intertrade currently holds 100% of the issued share capital of CPI) and (2) CPI and its affiliates (being (i) any person or entity which has a direct or indirect interest in CPI, or (ii) any company in which any such person(s) and/or entity(ies) together hold not less than a 30% interest) together at all times maintain their aggregate shareholding in the Company at not less than 46.51%. An affiliate of CPI has also undertaken to provide to the Company by way of equity injections or subordinated loans the proceeds of sale of its assets if and when it disposes of its assets. If any of the above-mentioned events of default occurs, all amounts outstanding under the Loan Facility would become immediately due and payable by the Company.

COMPETING INTERESTS

During the year, the directors were not aware that any of the directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which falls to be disclosed under the Listing Rules.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. It has applied the principles and complied with most the code provisions set out in the CG Code contained in Appendix 14 of the Listing Rules. Details of compliances are set out in the Corporate Governance Report on pages 17 to 26.

AUDIT COMMITTEE

The Audit Committee comprised the three independent non-executive directors of the Company. The establishment of the Audit Committee serves to enhance corporate governance practices. The principle duties of the Audit Committee include the reviewing and supervising of the Company's financial reporting process and internal controls. The Audit Committee met three times during the year. It reviewed the Group's consolidated financial statements prior to the finalisation of the interim and final results.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors, the directors confirmed that the Company has maintained the amount of public float as required under the Listing Rules during the year ended 31st December, 2006.

AUDITORS

Messrs. Ernst & Young retire and a resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Robert Ping-Hsien Ho
Director

Hong Kong
30th March, 2007

ERNST & YOUNG

18/F., Two International Finance Centre
8 Finance Street
Central
Hong Kong

To the shareholders of **C.P. Pokphand Co. Ltd.**
(Incorporated in Bermuda with limited liability)

We have audited the financial statements of C.P. Pokphand Co. Ltd. set out on pages 43 to 143, which comprise the consolidated and company balance sheets as at 31st December, 2006, and the consolidated income statement, the consolidated summary statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2006 and of the Group's loss and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Without qualifying our opinion, we draw attention to note 2 to the financial statements which indicates that the Group incurred a net loss of US$54,331,000 during the year ended 31st December, 2006 and, as of that date, the Group's current liabilities exceeded its current assets by US$399,330,000. These conditions indicate the existence of a material uncertainty which may cast significant doubt about the ability of the Group and Company to continue as a going concern.

Ernst & Young
Certified Public Accountants

Hong Kong
30th March, 2007

CONSOLIDATED INCOME STATEMENT

Year ended 31st December, 2006

	Notes	2006 US$'000	2005 US$'000
REVENUE	8	**1,691,457**	1,832,764
Cost of sales		**(1,522,720)**	(1,631,676)
Gross profit		**168,737**	201,088
Selling and distribution costs		**(71,603)**	(69,690)
General and administrative expenses		**(109,532)**	(99,903)
Other income	9	**3,502**	23,615
Other losses	10	**(7,182)**	(16,748)
Finance costs	11	**(34,601)**	(28,607)
Share of profits and losses of:			
Jointly-controlled entities		**1,282**	5,783
Associates		**1,704**	2,393
PROFIT/(LOSS) BEFORE TAX	12	**(47,693)**	17,931
Tax	16	**(6,638)**	(7,505)
PROFIT/(LOSS) FOR THE YEAR		**(54,331)**	10,426
Attributable to:			
Equity holders of the Company	17	**(49,728)**	4,825
Minority interests		**(4,603)**	5,601
		(54,331)	10,426
EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	18		
Basic		**US cents (1.721)**	US cent 0.182
Diluted		**N/A**	US cent 0.179

CONSOLIDATED BALANCE SHEET

31st December, 2006

	Notes	2006 US$'000	2005 US$'000
NON-CURRENT ASSETS			
Property, plant and equipment	19	447,733	452,157
Investment properties	20	4,129	3,185
Land lease prepayments	21	48,731	38,282
Non-current livestock	22	12,009	9,864
Interests in jointly-controlled entities	24	83,047	51,432
Interests in associates	25	26,801	28,048
Available-for-sale investments	26	1,480	1,480
Goodwill	27	2,515	2,703
Deferred tax assets	28	2,011	2,404
Total non-current assets		628,456	589,555
CURRENT ASSETS			
Current livestock	29	17,755	17,505
Inventories	30	177,033	163,860
Accounts receivable, other receivables and deposits	31	59,279	60,147
Bills receivable		4,675	175
Tax recoverable		47	434
Due from minority shareholders		5,620	3,882
Due from related companies	32	13,610	10,968
Pledged deposits	33	10,199	12,890
Cash and cash equivalents	33	55,107	65,954
Total current assets		343,325	335,815
CURRENT LIABILITIES			
Accounts payable, other payables and accrued expenses	34	251,596	192,497
Bills payable		10,577	30,572
Tax payable		4,908	4,540
Provisions for staff bonuses and welfare benefits		7,739	8,893
Due to related companies	32	22,182	10,738
Due to minority shareholders		10,203	1,483
Interest-bearing bank and other loans	35	435,450	388,989
Total current liabilities		742,655	637,712
NET CURRENT LIABILITIES		(399,330)	(301,897)
TOTAL ASSETS LESS CURRENT LIABILITIES		229,126	287,658
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	35	(127,616)	(136,429)
Net assets		101,510	151,229

BALANCE SHEET

31st December, 2006

	Notes	2006 US$'000	2005 US$'000
EQUITY			
Equity attributable to equity holders of the parent			
Issued capital	36	28,898	28,898
Share premium account		73,897	73,897
Reserves	*37(a)*	(48,843)	(6,672)
		53,952	96,123
Minority interests		47,558	55,106
Total equity		101,510	151,229

Damrongdej Chalongphuntarat
Director

Robert Ping-Hsien Ho
Director

CONSOLIDATED
SUMMARY STATEMENT OF CHANGES IN EQUITY

Year ended 31st December, 2006

	Attributable to equity holders of the Company												
	Issued share capital US$'000	Share premium account US$'000	Contributed surplus US$'000	Share option reserve US$'000	Asset revaluation reserve US$'000	Capital reserve US$'000	Reserve fund US$'000	Expansion fund US$'000	Exchange equalisation reserve US$'000	Accumulated losses US$'000	Total US$'000	Minority interests US$'000	Total equity US$'000
At 1st January, 2005	107,924	51,210	6,093	-	7,047	30,361	20,670	9,337	(21,354)	(160,140)	51,148	51,672	102,820
Issue of shares (*note 36(ii)*)	7,313	22,687	-	-	-	-	-	-	-	-	30,000	-	30,000
Exchange realignment	-	-	-	-	-	-	-	-	3,176	-	3,176	161	3,337
Surplus on revaluation	-	-	-	-	542	-	-	-	-	-	542	-	542
Equity-settled share option arrangements (*note 36*)	-	-	-	8,470	-	-	-	-	-	-	8,470	-	8,470
Release upon disposals of subsidiaries (*note 43*)	-	-	-	-	-	(1,496)	(676)	(1,281)	1,415	-	(2,038)	-	(2,038)
Capital reduction (*note 36(i)(c)*)	(86,339)	-	86,339	-	-	-	-	-	-	-	-	-	-
Contributed surplus utilised (*note 36(i)(c)*)	-	-	(92,432)	-	-	-	-	-	-	92,432	-	-	-
Transfers from/(to) accumulated losses	-	-	-	-	-	-	868	2,812	-	(3,680)	-	-	-
Dividend paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	(3,988)	(3,988)
Capital contribution by minority interests	-	-	-	-	-	-	-	-	-	-	-	1,952	1,952
Acquisition of additional interests in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(292)	(292)
Profit for the year	-	-	-	-	-	-	-	-	-	4,825	4,825	5,601	10,426
At 31st December, 2005 and 1st January, 2006	28,898	73,897	-*	8,470*	7,589*	28,865*	20,862*	10,868*	(16,763)*	(66,563)*	96,123	55,106	151,229
Exchange realignment	-	-	-	-	-	-	-	-	4,581	-	4,581	-	4,581
Surplus on revaluation	-	-	-	-	2,976	-	-	-	-	-	2,976	-	2,976
Transfers from/(to) accumulated losses	-	-	-	-	-	-	1,558	801	-	(2,359)	-	-	-
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	(2,945)	(2,945)
Loss for the year	-	-	-	-	-	-	-	-	-	(49,728)	(49,728)	(4,603)	(54,331)
At 31st December, 2006	28,898	73,897	-*	8,470*	10,565*	28,865*	22,420*	11,669*	(12,182)*	(118,650)*	53,952	47,558	101,510

* These reserve accounts comprise the negative reserves of US$48,843,000 (2005: US$6,672,000) in the consolidated balance sheet.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31st December, 2006

	Notes	2006 US$'000	2005 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit/(loss) before tax		(47,693)	17,931
Adjustments for:			
Finance costs	11	34,601	28,607
Share of profits and losses of jointly-controlled entities and associates		(2,986)	(8,176)
Depreciation of items of property, plant and equipment		50,999	47,604
Amortisation of land lease prepayments		1,061	1,330
Interest income		(897)	(1,000)
Impairment of items of property, plant and equipment		5,785	8,264
Impairment of goodwill		188	–
Write-back of impairment of jointly-controlled entities		–	(3,674)
Impairment of available-for-sale investments		–	109
Change in fair value of livestock		1,151	(1,149)
(Gain)/loss on disposal of items of property, plant and equipment		(755)	483
Gain on disposal of interests in subsidiaries		(261)	(21,270)
Loss on disposal of an interest in a jointly-controlled entity		–	14
Change in fair value of investment properties		58	(4)
Write-down/(write-back) of inventories to net realisable value		957	(219)
Impairment/(write-back of impairment) of livestock		(584)	170
Write-back of impairment of accounts receivable		(3,885)	(5,310)
Excess over the cost of a business combination recognised as income		–	(192)
Equity-settled share option expense	36	–	8,470
		37,739	71,988
Increase in livestock		(2,962)	(8,636)
Increase in inventories		(14,130)	(9,311)
Decrease/(increase) in accounts receivable, other receivables and deposits		4,753	(604)
Decrease/(increase) in bills receivable		(4,500)	1,251
Increase in amounts due from related companies		(2,642)	(6,146)
Decrease in cash held in escrow accounts		–	9,688
Increase/(decrease) in accounts payable, other payables and accrued expenses		60,437	(3,323)
(Decrease)/increase in bills payable		(19,995)	2,929
Increase in amounts due to related companies		11,444	2,921

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31st December, 2006

	Notes	2006 US$'000	2005 US$'000
Cash generated from operations		70,144	60,757
Interest paid		(37,092)	(24,947)
Tax paid		(5,490)	(5,612)
Net cash inflow from operating activities		27,562	30,198
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment		(48,277)	(54,734)
Addition to land lease prepayments		(10,396)	(683)
Disposal of subsidiary	40	10,303	(1)
Decrease/(increase) in interests in jointly-controlled entities		(30,841)	8,534
Decrease in interests in associates		2,951	151
Proceeds from disposal of items of property, plant and equipment and land lease prepayments		7,070	5,977
Proceeds from disposal of a jointly-controlled entity		–	593
Dividends received from jointly-controlled entities		508	3,913
Interest received		897	1,000
Net cash outflow from investing activities		(67,785)	(35,250)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		–	30,000
New bank and other loans		368,339	415,865
Repayments of bank and other loans		(346,804)	(452,519)
Decrease in pledged deposits		2,691	3,902
Increase/(decrease) in minority interests		4,037	(2,136)
Net cash inflow/(outflow) from financing activities		28,263	(4,888)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(11,960)	(9,940)
Effect of exchange rate changes, net		1,113	1,525
Cash and cash equivalents at beginning of year		65,954	74,369
CASH AND CASH EQUIVALENTS AT END OF YEAR		55,107	65,954
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Time deposits	33	9,763	739
Cash and bank balances	33	45,344	65,215
		55,107	65,954

BALANCE SHEET

31st December, 2006

	Notes	2006 US$'000	2005 US$'000
NON-CURRENT ASSETS			
Property, plant and equipment	19	602	295
Interests in subsidiaries	23	182,132	221,557
Interests in associates	25	–	–
Total non-current assets		182,734	221,852
CURRENT ASSETS			
Other receivables and deposits		342	355
Cash and cash equivalents	33	961	990
Total current assets		1,303	1,345
CURRENT LIABILITIES			
Other payables and accrued expenses		3,037	2,906
Interest-bearing bank and other loans	35	12,975	11,750
Total current liabilities		16,012	14,656
NET CURRENT LIABILITIES		(14,709)	(13,311)
TOTAL ASSETS LESS CURRENT LIABILITIES		168,025	208,541
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	35	(109,650)	(122,625)
Net assets		58,375	85,916
EQUITY			
Issued capital	36	28,898	28,898
Share premium account	37(b)	73,897	73,897
Share option reserve	37(b)	8,470	8,470
Accumulated losses	37(b), 38	(52,890)	(25,349)
Total equity		58,375	85,916

Damrongdej Chalongphuntarat
Director

Robert Ping-Hsien Ho
Director

1. CORPORATE INFORMATION

The consolidated financial statements of the Company and its subsidiaries for the year ended 31st December, 2006 were authorised for issue in accordance with a resolution of the directors on 30th March, 2007. The Company is a limited liability company incorporated in Bermuda.

The registered office of the Company is located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

During the year, the Group was involved in the following activities:

- feedmill and poultry operations and trading of agricultural products
- manufacture and sale of motorcycles and accessories for automotives through its jointly-controlled entities
- property and investment holding

The Group employed approximately 32,000 (2005: 44,000) employees (including 9,900 from jointly-controlled entities and associates) as at 31st December, 2006.

2. BASIS OF PRESENTATION

Despite the Group's consolidated net loss of US$54,331,000 for the year ended 31st December, 2006 and consolidated net current liabilities of US$399,330,000 at that date, the consolidated financial statements have been prepared on the going concern basis on the basis of the directors' contention that the Group will be able to generate sufficient net cash inflows and new funding in the future to meet all its obligations when they fall due and will also be able to secure the financial support of its bankers, including the continued ongoing renewal, upon the due dates, of the Group's short term bank loans from its bankers.

Should the Group be unable to continue as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these adjustments have not been reflected in these consolidated financial statements.

3. BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which comprise standards and interpretations approved by the International Accounting Standards Board, the International Financial Reporting Interpretations Committee ("IFRIC") interpretations, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. They have been prepared under the historical cost convention, except for investment properties, available-for-sale investments and livestock which have been measured at fair value. These financial statements are presented in United States dollars ("US$") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries for the year ended 31st December, 2006. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

4. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted the following new and amended IFRSs and IFRIC interpretations during the year. Adoption of these revised standards and interpretations did not have any material effect on the financial statements of the Group nor give rise to additional disclosures.

IAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
IAS 21 (Amendment)	Net Investment in a Foreign Operation
IAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 (Amendment)	The Fair Value Option
IAS 39 & IFRS 4 (Amendments)	Financial Guarantee Contracts
IFRIC-Int 4	Determining whether an Arrangement contains a lease

4. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

The principal changes in accounting policies are as follows:

(a) *IAS 19 Employee Benefits*

According to IAS 19, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. As the Group does not operate any defined benefit plans, this amendment did not have an effect on the financial statements.

(b) *IAS 21 The Effects of Changes in Foreign Exchange Rates*

As of 1st January, 2006, the Group adopted the amendments to IAS 21. As a result, all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements regardless of the currency in which the monetary item is denominated. This change has had no significant impact as at 31st December, 2006 or 31st December, 2005.

(c) *IAS 39 Financial Instruments: Recognition and Measurement*

Amendment for hedges of forecast intragroup transactions (issued April 2005) - amended IAS 39 to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement. As the Group currently has no such transactions, the amendment did not have an effect on the financial statements.

Amendment for the fair value option (issued June 2005) - amended IAS 39 to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through the consolidated income statement. The Group had not previously used this option, hence the amendment did not have an effect on the financial statements.

Amendment for financial guarantee contracts (issued August 2005) - amended the scope of IAS 39 to require financial guarantee contracts that are not considered to be insurance contracts to be recognised initially at fair value and to be remeasured at the higher of the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 Revenue. This amendment did not have a material impact on the financial statements.

4. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(d) *IFRIC-Int 4 Determining Whether an Arrangement contains a Lease*

The Group adopted IFRIC Interpretation 4 as of 1st January, 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied. This change in accounting policy has not had a material impact on the Group as at 31st December, 2006 or 31st December, 2005.

5. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IAS 1 Amendment	Capital Disclosures
IFRS 7	Financial Instruments: Disclosures
IFRS 8	Operating Segments
IFRIC-Int 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC-Int 8	Scope of IFRS 2
IFRIC-Int 9	Reassessment of Embedded Derivatives
IFRIC-Int 10	Interim Financial Reporting and Impairment
IFRIC-Int 11	Group and Treasury Share Transactions
IFRIC-Int 12	Service Concession Arrangements

The IAS 1 Amendment shall be applied for annual periods beginning on or after 1st January, 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

IFRS 7 shall be applied for annual periods beginning on or after 1st January, 2007. The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments.

IFRIC-Int 7, IFRIC-Int 8, IFRIC-Int 9, IFRIC-Int 10, IFRIC-Int 11, IFRIC-Int 12 and IFRS 8 shall be applied for annual periods beginning on or after 1st March, 2006, 1st May, 2006, 1st June, 2006, 1st November, 2006, 1st January, 2008 and 1st January, 2009, respectively.

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. So far, it has concluded that the adoption of these new and revised IFRSs is unlikely to have a significant impact on the Group's results of operations and financial position.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Group does not have unilateral control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with IAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of the post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. Goodwill arising from the acquisition of jointly-controlled entities, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in jointly-controlled entities.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting and goodwill recorded in the associates' own financial statements, less any impairment losses.

If the Group's share of losses of an associate equals to or exceeds the carrying amount of the investment, the Group will discontinue the investment including its share of further losses and the investment is reported at nil value. Additional losses are provided for to the extent that the Group has incurred obligations or made payments on behalf of the associate to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In case of associates and jointly-controlled entities, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Excess over the cost of business combinations

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries, associates and jointly-controlled entities (previously referred to as negative goodwill), after reassessment, is recognised immediately in the consolidated income statement.

The excess for associates and jointly-controlled entities is included in the Group's share of the associates' and jointly-controlled entities' profits or losses in the period in which the investments are acquired.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, biological assets, financial assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statement in the period in which it arises in those expense categories consistent with the function of the impaired asset, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the consolidated income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Property, plant and equipment and depreciation

(a) Office premises

Office premises are stated at their open market values on the basis of annual valuations performed at the end of each financial year. Changes in the values of such premises are dealt with as movements in the asset revaluation reserve on an individual premise basis. If the total of the reserve attributable to the individual premises is insufficient to cover a deficit, the excess of the deficit is charged to the consolidated income statement. Any subsequent revaluation surplus is credited to the consolidated income statement to the extent of the deficit previously charged.

Upon disposal of the office premises, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is released and transferred directly to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of the office premises over their estimated useful lives of 25 years to 50 years.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

(b) Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

Depreciation of property, plant and equipment in Hong Kong is calculated on the straight-line basis to write off the cost of each item over its estimated useful life.

Depreciation of property, plant and equipment in Mainland China is calculated in accordance with the relevant regulations in the PRC, which require that depreciation be provided on the straight-line basis based on the estimated economic useful life of each category of assets and on an estimated residual value. The residual value of an item of property, plant and equipment represents the estimated recoverable amount upon disposal less any estimated costs of disposal. The principal annual rates used for this purpose are as follows:

Industrial buildings in Mainland China	2% – 4$^1/_2$%
Plant and machinery	6% – 15%
Furniture, fixtures and equipment	10% – 33$^1/_3$%
Motor vehicles and transport facilities	9% – 33$^1/_3$%

The above principal annual rates are adopted based on the PRC accounting principles and the rates are not materially different to those under IFRSs.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the consolidated income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

(c) Construction in progress

Construction in progress represents the construction of silos, factories, warehouses and farms, and hatchery facilities, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to prepare for their intended use, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. The capitalisation rate for the year is based on the actual cost of the related borrowings.

All other borrowing costs are recognised as expenses in the consolidated income statement the period in which they are incurred.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the consolidated income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the consolidated income statement in the year of the retirement or disposal.

For a transfer from investment properties to owner-occupied properties or inventories, the deemed cost of property for subsequent accounting is its fair value at the date of change in use. If a property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under "Property, plant and equipment and depreciation" up to the date of change in use, and any difference at that date between the carrying amount and the fair value of the property is accounted for as a revaluation in accordance with the policy stated under "Property, plant and equipment and depreciation" above.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as loans and receivables or available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the consolidated income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in the other category. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the consolidated income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the consolidated income statement, is transferred from equity to the consolidated income statement. Impairment losses on equity instruments classified as available for sale are not reversed through the consolidated income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities at amortised cost (including interest-bearing bank and other loans)

Financial liabilities including accounts, bills and other payables, amounts due to related companies and interest-bearing bank and other loans are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the consolidated income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of IAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 Revenue. There was no significant financial guarantee contract and liability as at balance sheet date.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated income statement.

Inventories

Inventories are stated at the lower of cost, on the weighted average basis, and net realisable value after making due allowance for any obsolete or slow-moving items. Cost comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Livestock

Livestock is stated at fair value less estimated point-of-sale costs, except where the fair value cannot be measured reliably, in which case it is stated at cost less accumulated amortisation and any impairment losses. The fair value of livestock is determined based on market prices of livestock of similar age, breed and genetic merit.

Net increments or decrements in the fair value of livestock are included in the consolidated income statement, determined as:

(a) the difference between the total fair value of the livestock recognised at the beginning of the financial year and the total fair value of the livestock recognised at the end of the financial year; and

(b) the cost incurred during the financial year to acquire and breed livestock.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the consolidated income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the consolidated income statement on the straight-line basis over the lease terms.

Foreign currencies

These financial statements are presented in United States dollars as there is trading of the Company's shares by way of American Depository Receipts in the United States. In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are initially recorded using its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in consolidated income statement in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the consolidated income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purpose of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. United States dollars) at the exchange rates ruling at the balance sheet date, and their income statements are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates ruling at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange equalisation reserve). Such exchange differences are recognised in the consolidated income statement in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st January, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange ruling at the balance sheet date. Exchange differences arising are recognised in the exchange equalisation reserve.

Employee benefits

Retirement benefits schemes

The Group operates a defined contribution Mandatory Provident Fund scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the consolidated income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

As stipulated by the regulations of the PRC government, each of the joint ventures in Mainland China is required to make specific contributions to the state-controlled retirement plan at rates ranging from 14% to 24% of the total salaries of the employees in Mainland China. The PRC government is responsible for the pension liability to the retired employees. The employees of the joint ventures are entitled to a monthly pension at their retirement dates. The joint ventures have no further obligation for post-retirement benefits beyond the annual contributions.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Share-based payment transactions

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes pricing model, further details of which are given in note 36 to the financial statements. In valuing equity-settled transactions, no account is taken of any performance condition, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Share-based payment transactions (continued)

The Group has adopted the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7th November, 2002 that had not vested by 1st January, 2005 and to those granted on or after 1st January, 2005.

Land lease prepayments

Land lease prepayments represent land use rights paid to the PRC's governmental authorisation. Land lease prepayments are stated at cost less impairment losses and are charged to the consolidated income statement on the straight-line basis over the respective periods of the rights.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) rental income, on a time proportion basis over the lease terms; and

(c) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated income statement.

7. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Depreciation and amortisation

The Group's net book value of property, plant and equipment at 31st December, 2006 was US$447,733,000. The Group depreciates the assets on the straight-line basis over their estimated useful lives, and after taking into account of their estimated residual values, at rates ranging from 2% to 33¹/₃% per annum, commencing from the date the equipment is placed into productive use. The estimated useful lives and dates that the Group places the equipment into productive use reflects the directors' estimate of the periods that the Group intends to derive future economic benefits from the use of the Group's property, plant and equipment.

Impairment of accounts receivable

The policy for provision for impairment loss of the Group is based on the evaluation of collectability and the aging analysis of accounts and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of the Group reviews an aging analysis of its inventories at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. Management estimates the net realisable value for such finished goods and work in progress based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowances for obsolete items.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31st December, 2006 was US$2,515,000 (2005: US$2,703,000).

8. REVENUE

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of revenue by principal activities and geographical location of operations is as follows:

	Group	
	2006	2005
	US$'000	*US$'000*
By principal activities:		
Sales to/income from external customers:		
Feedmill and poultry operations	1,691,452	1,832,759
Investment and property holding	5	5
	1,691,457	1,832,764

	Group	
	2006	2005
	US$'000	*US$'000*
By geographical location of operations:		
PRC:		
Hong Kong	5	5
Mainland China	1,691,452	1,832,759
	1,691,457	1,832,764

The above analysis does not include the revenue of the Group's jointly-controlled entities and associates, which is summarised in the combined results of jointly-controlled entities and associates as set out in notes 24 and 25 to the financial statements, respectively.

9. OTHER INCOME

	Notes	Group 2006 US$'000	Group 2005 US$'000
Excess over the cost of a business combination recognised as income		–	192
Gain on disposal of subsidiaries	40	261	21,270
Unrealised gain on revaluation of livestock	22	–	1,149
Changes in fair value of investment properties	20	–	4
Bank interest income		897	1,000
Tax refund in respect of reinvestment of distributed earnings from the PRC ventures		2,344	–
		3,502	23,615

10. OTHER LOSSES

	Notes	Group 2006 US$'000	Group 2005 US$'000
Loss on disposal of an interest in jointly-controlled entity		–	14*
Changes in fair value of investment properties	20	58	–
Impairment of items of property, plant and equipment	19	5,785	8,264
Impairment of goodwill	27	188	–
Unrealised loss on revaluation of livestock	22	1,151	–
Equity-settled share option expense	36	–	8,470
		7,182	16,748

* The prior year's loss was related to the disposal of the Group's entire 50% equity interest in Dong Fang Chia Tai Seed Co., Ltd. to a related company, Chia Tai Biotech Company Limited, for a consideration of approximately US$593,000.

11. FINANCE COSTS

	Group 2006 US$'000	Group 2005 US$'000
Interest expense on:		
Bank loans wholly repayable within five years	32,763	22,196
Bank loans wholly repayable beyond five years	1,394	6,162
Other loans repayable within five years	444	249
	34,601	28,607

12. PROFIT/(LOSS) BEFORE TAX

The Group's profit/(loss) before tax is arrived at after crediting:

	Notes	Group 2006 US$'000	Group 2005 US$'000
Foreign exchange gains, net		1,845	29
Rental income			
Gross rental income		562	617
Outgoing expenses		–	(1)
		562	616
Write-back of impairment of accounts receivables		3,989	5,476
Write-back of inventories to net realisable value		–	219
Write-back of impairment for livestock		584	–
and after charging:			
Depreciation	19	50,999	47,604
Amortisation of land lease prepayments	21	1,061	1,330
Impairment of accounts receivable		104	166
Write-down of inventories to net realisable value		957	–
Impairment of livestock		–	170
Loss on disposal of items of property, plant and equipment, net		755	483
Minimum lease payments under operating leases:			
Land and buildings		4,507	5,410
Plant and machinery		1,441	430
		5,948	5,840
Auditors' remuneration		744	639
Employee benefits expense (including directors' remuneration – *see note 13*):			
Wages and salaries		115,732	102,671
Equity-settled share option expense	36	–	8,470
Pension scheme contributions		6,330	4,727
		122,062	115,868

13. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2006	2005
	US$'000	*US$'000*
Fees	93	57
Other emoluments:		
Salaries, allowances and benefits in kind	2,188	1,284
Employee share option benefits	–	6,973
Pension scheme contributions	1	1
	2,189	8,258
	2,282	8,315

In the prior year, certain directors were granted share options, in respect of their services to the Group, under the share option scheme of the Company, further details of which are set out in note 36 to the financial statements. The fair value of such options, which had been expensed to the consolidated income statement, was determined as at the date of grant and was included in the above directors' remuneration disclosures. No share options were granted to the directors in respect of their services to the Group during the year.

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	2006	2005
	US$'000	*US$'000*
Mr. Kowit Wattana	31	9
Mr. Sombat Deo-isres	31	4
Mr. Ma Chiu Cheung, Andrew	31	4
Mr. Chidchai Vanasatidya	–	–
Mr. Budiman Elkana	–	17
Mr. Cheung Koon Yuet, Peter	–	23
	93	57

There were no other emoluments payable to the independent non-executive directors during the year (2005: Nil).

13. DIRECTORS' REMUNERATION (continued)

(b) Executive directors

	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Share option benefits	Pension scheme contributions	Total remuneration
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2006						
Mr. Sumet Jiaravanon	-	404	-	-	-	404
Mr. Dhanin Chearavanont	-	167	-	-	-	167
Mr. Thanakorn Seriburi	-	455	-	-	-	455
Mr. Meth Jiaravanont	-	120	-	-	-	120
Mr. Anan Athigapanich	-	323	-	-	-	323
Mr. Damrongdej Chalongphuntarat	-	326	-	-	-	326
Mr. Robert Ping-Hsien Ho	-	75	-	-	1	76
Mr. Bai Shanlin	-	318	-	-	-	318
Mr. Soopakij Chearavanont	-	-	-	-	-	-
Mr. Nopadol Chiaravanot	-	-	-	-	-	-
Mr. Benjamin Jiaravanon	-	-	-	-	-	-
Mr. Narong Chearavanont	-	-	-	-	-	-
	-	2,188	-	-	1	2,189

13. DIRECTORS' REMUNERATION (continued)

(b) Executive directors (continued)

	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Share option benefits	Pension scheme contributions	Total remuneration
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
2005						
Mr. Sumet Jiaravanon	–	404	–	429	–	833
Mr. Dhanin Chearavanont	–	167	–	429	–	596
Mr. Thanakorn Seriburi	–	455	–	751	–	1,206
Mr. Meth Jiaravanont	–	35	–	751	–	786
Mr. Anan Athigapanich	–	70	–	–	–	70
Mr. Damrongdej Chalongphuntarat	–	83	–	–	–	83
Mr. Robert Ping-Hsien Ho	–	19	–	751	1	771
Mr. Bai Shanlin	–	51	–	–	–	51
Mr. Soopakij Chearavanont	–	–	–	–	–	–
Mr. Nopadol Chiaravanot	–	–	–	–	–	–
Mr. Benjamin Jiaravanon	–	–	–	–	–	–
Mr. Narong Chearavanont	–	–	–	–	–	–
Mr. Jaran Chiaravanont	–	–	–	429	–	429
Mr. Montri Jiaravanont	–	–	–	429	–	429
Mr. Prasert Poongkumarn	–	–	–	751	–	751
Mr. Min Tieanworn	–	–	–	751	–	751
Mr. Thirayut Phitya-Isarakul	–	–	–	751	–	751
Mr. Veeravat Kanchanadul	–	–	–	751	–	751
	–	1,284	–	6,973	1	8,258

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

14. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2005: five) directors, details of whose remuneration are set out in note 13 above. The remuneration of the remaining non-director, highest paid employee for the year is analysed as follows:

	Group	
	2006	2005
	US$'000	*US$'000*
Salaries, allowances and benefits in kind	358	–
Performance related bonuses	–	–
Employee share option benefits	–	–
Pension scheme contributions	–	–
	358	–

15. SEGMENT INFORMATION

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) The feedmill and poultry segment represents feedmill and poultry operations and the trading of agriculture products;

(b) The manufacture and sale of motorcycles segment represents manufacture and sale of motorcycles and accessories for automotives through its jointly-controlled entities; and

(c) The investment and property segment leases offices owned by the Group and acts as investment holdings of group companies.

15. SEGMENT INFORMATION (continued)

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31st December, 2006 and 2005.

Group

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacture and sale of motorcycles and accessories for automotives* US$'000	Investment and property holding US$'000	Total US$'000
2006				
Segment revenue:				
Total sales	1,872,469	–	69	1,872,538
Intrasegment sales	(181,017)	–	(64)	(181,081)
Sales to external customers	1,691,452	–	5	1,691,457
Segment results	(6,390)	(3,299)	(2,709)	(12,398)
Other income	2,344	–	261	2,605
Other losses	(7,124)	–	(58)	(7,182)
Interest income				897
Finance costs				(34,601)
Share of profits and losses of jointly-controlled entities	(5,128)	6,410	–	1,282
Share of profits and losses of associates	1,704	–	–	1,704
Loss before tax				(47,693)
Tax				(6,638)
Loss for the year				(54,331)

15. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacture and sale of motorcycles and accessories for automotives* US$'000	Investment and property holding US$'000	Total US$'000
2005				
Segment revenue:				
Total sales	1,969,587	–	69	1,969,656
Intrasegment sales	(136,828)	–	(64)	(136,892)
Sales to external customers	1,832,759	–	5	1,832,764
Segment results	52,609	(5,660)	(15,454)	31,495
Other income	22,611	–	4	22,615
Other losses	(8,278)	–	(8,470)	(16,748)
Interest income				1,000
Finance costs				(28,607)
Share of profits and losses of jointly-controlled entities	973	4,810	–	5,783
Share of profits and losses of associates	2,393	–	–	2,393
Profit before tax				17,931
Tax				(7,505)
Profit for the year				10,426

* These activities were conducted through the Group's jointly-controlled entities.

15. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacture and sale of motorcycles and accessories for automotives* US$'000	Investment and property holding US$'000	Total US$'000
2006				
Interests in jointly-controlled entities	35,933	47,114	-	83,047
Interests in associates	26,801	–	-	26,801
Segment assets	838,435	4,124	17,316	859,875
Unallocated assets				2,058
Total assets				971,781
Segment liabilities	295,138	4,005	3,154	302,297
Unallocated liabilities				567,974
Total liabilities				870,271
Other segment information:				
Additions to property, plant and equipment and land lease prepayments	57,929	208	536	58,673
Depreciation and amortisation	51,602	231	227	52,060
Impairment losses of items of property, plant and equipment	5,785	–	-	5,785

15. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

	Feedmill and poultry operations and trading of agricultural products	Manufacture and sale of motorcycles and accessories for automotives*	Investment and property holding	Total
	US$'000	US$'000	US$'000	US$'000
2005				
Interests in jointly-controlled entities	10,232	41,200	–	51,432
Interests in associates	28,048	–	–	28,048
Segment assets	812,963	4,167	25,922	843,052
Unallocated assets				2,838
Total assets				925,370
Segment liabilities	236,443	4,556	3,184	244,183
Unallocated liabilities				529,958
Total liabilities				774,141
Other segment information:				
Additions to property, plant and equipment and land lease prepayments	55,314	103	–	55,417
Depreciation and amortisation	48,638	165	131	48,934
Impairment of items of property, plant and equipement	8,264	–	–	8,264

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

15. SEGMENT INFORMATION (continued)

(b) Geographical segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's geographical segments for the years ended 31st December, 2006 and 2005.

Group

	Hong Kong	Mainland China	Total
	US$'000	*US$'000*	*US$'000*
2006			
Segment revenue:			
Total sales	69	1,872,469	1,872,538
Intrasegment sales	(64)	(181,017)	(181,081)
Sales to external customers	5	1,691,452	1,691,457
Segment results	(2,706)	(9,692)	(12,398)
Other income	–	2,605	2,605
Other losses	–	(7,182)	(7,182)
Interest income			897
Finance costs			(34,601)
Share of profits and losses of jointly-controlled entities	–	1,282	1,282
Share of profits and losses of associates	–	1,704	1,704
Loss before tax			(47,693)
Tax			(6,638)
Loss for the year			(54,331)

15. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

Group

	Hong Kong US$'000	Mainland China US$'000	Total US$'000
2005			
Segment revenue:			
Total sales	69	1,969,587	1,969,656
Intrasegment sales	(64)	(136,828)	(136,892)
Sales to external customers	5	1,832,759	1,832,764
Segment results	(14,855)	46,350	31,495
Other income	4	22,611	22,615
Other losses	(8,470)	(8,278)	(16,748)
Interest income			1,000
Finance costs			(28,607)
Share of profits and losses of jointly-controlled entities	–	5,783	5,783
Share of profits and losses of associates	–	2,393	2,393
Profit before tax			17,931
Tax			(7,505)
Profit for the year			10,426

15. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

Group

	Hong Kong US$'000	Mainland China US$'000	Total US$'000
2006			
Interests in jointly-controlled entities	–	83,047	83,047
Interests in associates	–	26,801	26,801
Segment assets	20,304	839,571	859,875
Unallocated assets			2,058
Total assets			971,781
Segment liabilities	1,883	300,414	302,297
Unallocated liabilities			567,974
Total liabilities			870,271
Other segment information:			
Additions to property, plant and equipment and land lease prepayments	536	58,137	58,673
Depreciation and amortisation	227	51,833	52,060
Impairment of items of property, plant and equipment	–	5,785	5,785

15. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

Group

	Hong Kong US$'000	Mainland China US$'000	Total US$'000
2005			
Interests in jointly-controlled entities	–	51,432	51,432
Interests in associates	–	28,048	28,048
Segment assets	14,720	828,332	843,052
Unallocated assets			2,838
Total assets			925,370
Segment liabilities	3,184	240,999	244,183
Unallocated liabilities			529,958
Total liabilities			774,141
Other segment information:			
Additions to property, plant and equipment and land lease prepayments	–	55,417	55,417
Depreciation and amortisation	131	48,803	48,934
Impairment of items of property, plant and equipment	–	8,264	8,264

16. TAX

	Group 2006 US$'000	Group 2005 US$'000
Group:		
Mainland China		
Charge for the year	6,245	7,637
Deferred *(note 28)*	393	(132)
Total tax charge for the year	6,638	7,505

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the year (2005: Nil).

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's PRC subsidiaries, jointly-controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly-controlled entities and associates are subject to income taxes ranging from 15% to 33%.

A reconciliation of the tax expense/(credit) applicable to profit/(loss) before tax using the statutory rates to the actual tax expense is as follows:

	2006 US$'000	2006 %	2005 US$'000	2005 %
Profit/(loss) before tax	(47,693)		17,931	
Expected tax charge/(credit) at the domestic tax rates applicable in the specific provinces/districts concerned, net	(17,215)	36.1	1,360	7.6
Non-deductible expenses, net	2,839	(6.0)	1,922	10.7
Tax exemptions or reductions	(3,449)	7.2	(5,533)	(30.9)
Tax losses of subsidiaries not recognised	25,149	(52.7)	11,659	65.0
Profits and losses attributable to jointly-controlled entities and associates	(1,078)	2.3	(1,880)	(10.4)
Effect of increase in tax rates on temporary differences	392	(0.8)	(23)	(0.1)
Actual tax expense	6,638	(13.9)	7,505	41.9

16. TAX (continued)

The share of tax attributable to jointly-controlled entities and associates amounting to US$1,984,000 (2005: US$837,000) and US$394,000 (2005: US$ 1,971,000), respectively, is included in "Share of profits and losses of jointly-controlled entities and associates" on the face of the consolidated income statement.

17. LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The loss attributable to equity holders of the Company for the year ended 31st December, 2006 was US$27,541,000 (2005: US$3,110,000) which has been dealt with in the financial statement of the Company (note 37).

18. EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The basic loss per share amount (2005: earnings per share amount) is calculated based on the loss for the year attributable to ordinary equity holders of the Company of US$49,728,000 (2005: profit of US$4,825,000), and the weighted average number of ordinary shares of the Company of 2,889,730,786 (2005: 2,645,980,786) shares in issue during the year.

A diluted loss per share amount for the year has not been disclosed as no diluting events existed during the year. The calculation of diluted earnings per share in the prior year was based on the profit for the year attributable to ordinary equity holders of the Company. The weighted average number of ordinary shares used in the calculation was the weighted average number of ordinary shares in issue during the prior year, as used in the basic earnings per share calculation and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise of share options which was 47,126,086 shares.

19. PROPERTY, PLANT AND EQUIPMENT

Group

	2006							
	Office premises in Hong Kong US$'000	Office premises in Mainland China US$'000	Industrial buildings in Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
At beginning of year	10,091	5,864	299,365	514,083	73,380	27,103	39,866	969,752
Additions	-	-	4,191	4,796	4,242	2,858	32,190	48,277
Disposals	-	-	(4,045)	(3,835)	(4,434)	(4,476)	(63)	(16,853)
Revaluation	2,307	(193)	-	-	-	-	-	2,114
Transfer in/(out)	-	-	8,060	30,709	1,155	103	(40,027)	-
Transfer to investment properties *(note 20)*	(101)	(752)	-	-	-	-	-	(853)
Disposal of subsidiaries *(note 40)*	-	-	(20,582)	-	-	-	-	(20,582)
Exchange realignment	-	149	11,587	22,366	3,016	1,002	1,853	39,973
At end of year	12,297	5,068	298,576	568,119	77,359	26,590	33,819	1,021,828
Accumulated depreciation and impairment losses:								
At beginning of year	-	-	119,358	331,523	46,450	20,264	-	517,595
Depreciation provided during the year	137	725	14,105	29,682	4,153	2,197	-	50,999
Impairment losses provided during the year	-	-	2,474	3,004	303	4	-	5,785
Disposals	-	-	(1,622)	(2,526)	(3,324)	(3,816)	-	(11,288)
Revaluation	(137)	(725)	-	-	-	-	-	(862)
Disposal of subsidiaries *(note 40)*	-	-	(10,538)	-	-	-	-	(10,538)
Exchange realignment	-	-	4,898	14,835	1,918	753	-	22,404
At end of year	-	-	128,675	376,518	49,500	19,402	-	574,095
Net book value:								
At end of year	12,297	5,068	169,901	191,601	27,859	7,188	33,819	447,733

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Group

	2005							
	Office premises in Hong Kong US$'000	Office premises in Mainland China US$'000	Industrial buildings in Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
At beginning of year	9,583	5,742	293,007	492,871	68,062	26,117	11,192	906,574
Additions	-	-	1,174	3,850	3,783	2,351	43,576	54,734
Disposals	-	-	(4,132)	(3,705)	(1,228)	(2,283)	-	(11,348)
Revaluation	411	-	-	-	-	-	-	411
Transfer in/(out)	-	-	3,659	10,681	1,283	284	(15,907)	-
Transfer from/(to) investment properties *(note 20)*	97	-	-	-	-	-	-	97
Disposals of subsidiaries *(note 40)*	-	-	(10)	(88)	(85)	-	-	(183)
Exchange realignment	-	122	5,667	10,474	1,565	634	1,005	19,467
At end of year	10,091	5,864	299,365	514,083	73,380	27,103	39,866	969,752
Accumulated depreciation and impairment losses:								
At beginning of year	-	-	102,828	292,641	42,503	19,428	-	457,400
Depreciation provided during the year	131	-	12,320	28,871	4,014	2,268	-	47,604
Impairment losses provided during the year	-	-	3,085	5,053	115	11	-	8,264
Disposals	-	-	(990)	(1,488)	(1,040)	(1,897)	-	(5,415)
Revaluation	(131)	-	-	-	-	-	-	(131)
Disposals of subsidiaries *(note 40)*	-	-	(10)	(88)	(85)	-	-	(183)
Exchange realignment	-	-	2,125	6,534	943	454	-	10,056
At end of year	-	-	119,358	331,523	46,450	20,264	-	517,595
Net book value:								
At end of year	10,091	5,864	180,007	182,560	26,930	6,839	39,866	452,157

19. PROPERTY, PLANT AND EQUIPMENT (continued)

The Group's buildings are analysed as follows:

	Hong Kong US$'000	Elsewhere US$'000	Total US$'000
Cost or valuation:			
Long term leases	12,297	–	12,297
Medium term leases	–	303,644	303,644
	12,297	303,644	315,941

An analysis of the cost or valuation of the property, plant and equipment as at 31st December, 2006 is as follows:

	Valuation US$'000	Cost US$'000	Total US$'000
Office premises in Hong Kong	12,297	–	12,297
Office premises in Mainland China	3,068	–	3,068
Industrial buildings in Mainland China	–	298,576	298,576
Plant and machinery	–	568,119	568,119
Furniture, fixtures and equipment	–	77,359	77,359
Motor vehicles and transport facilities	–	26,590	26,590
Construction in progress	–	33,818	33,818

The office premises in Hong Kong are held under long term leases. The properties were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market basis, at 31st December, 2006.

Had the Group's premises in Hong Kong been stated at cost less accumulated depreciation, the carrying amount of the premises at 31st December, 2006 would have been US$1,447,000 (2005: US$1,500,000).

The office premises in Mainland China are held under medium term leases and were revalued by B.I. Appraisals Limited, independent professionally qualified surveyors, on a depreciated replacement cost basis, at 31st August, 2006. In the opinion of directors, the fair value of the office premise in Mainland China at the date of valuation approximate to its fair value at 31st December, 2006.

Had the Group's premises in Mainland China been stated at cost less accumulated depreciation, the carrying amount of the premises at 31st December, 2006 would have been US$4,327,000 (2005: US$5,513,000).

19. PROPERTY, PLANT AND EQUIPMENT (continued)

The industrial buildings in Mainland China are held under medium term leases.

Certain of the Group's buildings and plant and machinery in Mainland China have been pledged as securities for interest-bearing bank loans as further detailed in note 35 to the financial statements.

Included in the balance of construction in progress of the Group are construction in progress built on lands with a net book value of approximately US$10,195,000 (2005: Nil) in respect of which the Group has not yet obtained the relevant land use rights of such lands as at 31st December, 2006.

Company

	Furniture, fixtures and equipment	
	2006	2005
	US$'000	*US$'000*
Cost:		
At beginning of year	942	730
Additions	536	212
Disposals	(295)	–
At end of year	1,183	942
Accumulated depreciation:		
At beginning of year	647	552
Depreciation provided during the year	227	95
Disposals	(293)	–
At end of year	581	647
Net book value:		
At end of year	602	295
At beginning of year	295	178

20. INVESTMENT PROPERTIES

	Group 2006 US$'000	Group 2005 US$'000
Long term leases in Hong Kong, at valuation:		
At beginning of year	121	214
Transfers from/(to) owner-occupied properties *(note 19)*	101	(97)
Net gain from a fair value adjustment	47*	4
At end of year	269	121
Medium term leases in Mainland China, at valuation:		
At beginning of year	3,064	3,020
Transfers from owner-occupied properties *(note 19)*	752	–
Net loss from a fair value adjustment	(105)*	–
Exchange realignment	149	44
At end of year	3,860	3,064
	4,129	3,185

* Total fair value adjustment charged to the consolidated income statement during the year was US$58,000 *(note 10)* (2005: a gain of US$4,000 *(note 9)*).

The investment property in Hong Kong is held under a long term lease. The property was revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market basis, at 31st December, 2006.

The investment properties in Mainland China are held under medium term leases. The properties were revalued by Castores Magi (Hong Kong) Limited, Hainan Zhonglixin Appraisals Limited and Wuhan Zheng Hao Certified Public Accountants, independent professionally qualified surveyors, on a depreciated replacement cost basis, at 31st December, 2006.

20. INVESTMENT PROPERTIES

Details of the investment properties are as follows:

Location	Use
Portions of 21/F., of Far East Finance Centre, 16 Harcourt Road, Hong Kong	Office premises for rental
Portions of block 1, 12/F., of Guang Hua Chang An Da Xia, Jiangguomenneidajie, Beijing, the PRC	Office premises for rental
Laocheng Development Zone, Chengmai County, Hainan Province, the PRC	Industrial buildings for rental
Dahualing, Wuhan Jiang Xia District, Hubei Province, the PRC	Industrial buildings for rental

21. LAND LEASE PREPAYMENTS

	Group	
	2006	2005
	US$'000	*US$'000*
At beginning of year	38,282	38,643
Additions	10,396	683
Disposals	(750)	(527)
Amortisation during the year *(note 12)*	(1,061)	(1,330)
Exchange realignment	1,864	813
At end of year	48,731	38,282

The land lease prepayments are held on a medium term basis and are situated in Mainland China.

Included in the Group's balances are lands with net book value of approximately US$1,449,000 (2005: Nil) for which the Group has not yet obtained the relevant land use rights as at 31st December, 2006.

Certain of the Group's land lease prepayment have been pledged as securities for interest-bearing bank loans as further detailed in note 35 to the financial statements.

22. NON-CURRENT LIVESTOCK

	Group 2006 US$'000	Group 2005 US$'000
Livestock:		
at fair value	9,259	8,350
at cost	2,750	1,514
	12,009	9,864
	Number of pigs	
Physical quantity of pigs:		
Progeny pigs	114,700	92,922
Breeder pigs	19,638	17,201
	134,338	110,123

The Group's non-current livestock comprises progeny and breeder pigs owned by subsidiaries. The progeny pigs are raised for sale. The breeder pigs are held to produce further progeny pigs. The fair value was determined based on the selling prices approximating to those at the year end. Significant assumptions made in determining the fair value of the livestock are:

(i) progeny pigs aged up to 17 weeks are valued at cost as no active or liquid markets exist for these pigs, and

(ii) progeny pigs aged 18 weeks and above and breeder pigs are valued at fair value less estimated point-of-sale costs.

	Group 2006 US$'000	Group 2005 US$'000
A reconciliation of changes in the carrying amount:		
Carrying amount at 1st January	9,864	4,614
Increase due to purchases/raising	31,838	34,889
Gain/(loss) arising from changes in fair value less estimated point-of-sale costs, net (notes 9 and 10)	(1,151)	1,149
Decrease due to sales	(28,542)	(30,788)
Carrying amount at 31st December	12,009	9,864

23. INTERESTS IN SUBSIDIARIES

	Company 2006 US$'000	Company 2005 US$'000
Unlisted shares, at cost	72,374	61,323
Due from subsidiaries	273,774	321,035
Due to subsidiaries	(75,616)	(72,401)
	270,532	309,957
Provision for impairment	(88,400)	(88,400)
	182,132	221,557

The amounts due from and to subsidiaries are unsecured, bear interest at rates ranging from SIBOR plus 1.5% to LIBOR plus 1.75% per annum (2005: LIBOR plus 0.5% per annum) and have no fixed terms of repayment. The carrying amounts of these amounts due from/to subsidiaries approximate to their fair values.

Particulars of the Company's principal subsidiaries are presented on pages 128 to 140 of the financial statements.

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group 2006 US$'000	Group 2005 US$'000
Unlisted investments:		
Share of net assets	43,109	46,149
Due from jointly-controlled entities	45,944	17,837
Due to jointly-controlled entities	(4,340)	(10,888)
	84,713	53,098
Provision for impairment	(1,666)	(1,666)
	83,047	51,432

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

The amounts due from and to jointly-controlled entities are unsecured, interest-free (2005: interest-free to interest-bearing at 7.2% per annum) and have no fixed terms of repayment. The carrying amounts of the amounts due from and to jointly-controlled entities approximate to their fair values.

Particulars of the jointly-controlled entities are presented on pages 141 to 142 of the financial statements.

A significant number of the Group's interests in jointly-controlled entities are Sino-foreign joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these joint ventures are set out in note 39 to the financial statements.

Under the terms of the joint venture agreements for these jointly-controlled entities in Mainland China, the Group is entitled to receive its attributable share of net assets upon liquidation of the joint ventures.

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

The following summary of financial information, prepared on a combined 100% basis, presents the combined financial position and results of operations of all jointly-controlled entities involved in the agribusiness and industrial business at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2006 and 2005:

	2006		2005	
	Agribusiness in Mainland China	**Industrial business in Mainland China**	Agribusiness in Mainland China	Industrial business in Mainland China
	US$'000	***US$'000***	*US$'000*	*US$'000*
Property, plant and equipment and land lease prepayments	80,642	47,449	83,869	42,297
Available-for-sale investments	765	621	119	1,568
Long term receivables and other assets	1,182	326	458	323
Current assets	93,672	153,088	105,013	118,176
Current liabilities	(224,407)	(98,124)	(222,843)	(70,948)
Net current assets/(liabilities)	(130,735)	54,964	(117,830)	47,228
Non-current liabilities	(468)	-	(3,611)	(10)
Net assets/(liabilities)	(48,614)	103,360	(36,995)	91,406
Shareholders' funds	(48,614)	103,311	(36,995)	91,412
Minority interests	-	49	-	(6)
	(48,614)	103,360	(36,995)	91,406

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

	2006		2005	
	Agribusiness in Mainland China US$'000	Industrial business in Mainland China US$'000	Agribusiness in Mainland China US$'000	Industrial business in Mainland China US$'000
Revenue	469,403	301,980	588,514	258,024
Profit/(loss) before tax	(10,799)	17,027	(694)	12,583
Tax	(648)	(3,627)	(738)	(1,557)
Profit/(loss) after tax	(11,447)	13,400	(1,432)	11,026
Minority interests' share of profits and losses	–	5	–	–
Profit/(loss) attributable to shareholders	(11,447)	13,405	(1,432)	11,026
The Group's proportionate share of profits and losses after tax for the year	(5,128)	6,410	973	4,810

25. INTERESTS IN ASSOCIATES

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Unlisted investments:				
At cost	–	–	15,000	15,000
Share of net assets	14,978	13,274	–	–
Provision for non-recovery	–	–	(15,000)	(15,000)
	14,978	13,274	–	–
Due from associates	11,823	14,774	14,773	14,773
Due to associates	–	–	–	–
Provision for non-recovery	–	–	(14,773)	(14,773)
	26,801	28,048	–	–

25. INTERESTS IN ASSOCIATES (continued)

The amounts due from and to associates are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these amounts due from and to associates approximate to their fair values.

Particulars of the associates are presented on page 143 of the financial statements.

A significant number of the Group's interests in associates are joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these associates are set out in note 39 to the financial statements.

Under the terms of the joint venture agreements, the Group is entitled to receive its attributable share of net assets upon liquidation of the joint ventures.

The following summary of financial information, prepared on a combined 100% basis, presents the combined financial position and results of operations of all associates involved in the agri-business at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2006 and 2005:

	Agribusiness in Mainland China	
	2006	2005
	US$'000	*US$'000*
Property, plant and equipment and land lease prepayments	**18,801**	18,048
Available-for-sale investments	**6,943**	6,665
Long term receivables and other assets	**1,176**	1,129
Current assets	**37,861**	36,347
Current liabilities	**(10,379)**	(9,964)
Net current assets	**27,482**	26,383
Net assets	**54,402**	52,225
Shareholders' funds	**53,514**	51,373
Minority interests	**888**	852
	54,402	52,225

25. INTERESTS IN ASSOCIATES (continued)

	Agribusiness in Mainland China	
	2006	2005
	US$'000	*US$'000*
Revenue	125,790	134,841
Profit before tax	4,246	8,670
Tax	(804)	(3,942)
Profit after tax	3,442	4,728
Minority interests' share of profits and losses	(34)	59
Profit attributable to shareholders	3,408	4,787
Group's proportionate share of profits and losses after tax for the year	1,704	2,393

26. AVAILABLE-FOR-SALE INVESTMENTS

	Group	
	2006	2005
	US$'000	*US$'000*
Listed equity investments, at fair value	535	535
Unlisted equity investments, at cost	945	945
	1,480	1,480

The fair values of listed equity investments are based on quoted market prices. The unlisted available-for-sale equity investments are stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors are of the opinion that their fair values cannot be measured reliably.

27. GOODWILL

	Group 2006 US$'000	Group 2005 US$'000
At 1st January, net of accumulated impairment	2,703	2,703
Impairment during the year *(note 10)*	(188)	–
At 31st December, net of accumulated impairment	2,515	2,703

Goodwill acquired through business combinations has been allocated to feedmill and poultry operations. The recoverable amount of this cash-generating unit has been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management.

The key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill are:

- Budgeted gross margins - The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year; and

- Raw material price inflation - The basis used to determine the value assigned to raw materials price inflation is the forecast price indices during the budgeted year where raw materials are sourced.

28. DEFERRED TAX

Deferred tax assets

	Group 2006 US$'000	Group 2005 US$'000
At 1st January	2,404	2,272
Deferred tax charge/(credit) to the consolidated income statement during the year *(note 16)*:		
Decelerated depreciation for tax purposes	(9)	(529)
Losses available for offset against future taxable profits	(384)	1,339
Other temporary differences	–	(678)
	(393)	132
At 31st December	2,011	2,404

28. DEFERRED TAX (continued)

Deferred tax assets (continued)

At the balance sheet date, the deferred tax assets represented the tax effect of temporary differences on the following items:

	Group 2006 US$'000	Group 2005 US$'000
Decelerated depreciation for tax purposes	–	9
Losses available for offset against future taxable profits	2,011	2,395
	2,011	2,404

Deferred tax liabilities

There was no material unprovided deferred tax liabilities in respect of the year and as at the balance sheet date (2005: Nil)

At the balance sheet date, the Group had unused tax losses amounting to US$253,959,000 (2005: US$208,179,000) for which a deferred tax asset has not been recognised, as it is not considered probable that taxable profits will be available against which the unused tax losses can be utilised. The unused tax losses are due to expire within two to five years.

29. CURRENT LIVESTOCK

	Group 2006 US$'000	Group 2005 US$'000
Breeder chicks	9,202	11,072
Hatchable eggs	2,279	2,112
Day-old chicks	6,654	5,285
	18,135	18,469
Provision for impairment	(380)	(964)
	17,755	17,505

Due to the generally short breeding and raising cycle of the chicks and because an active market does not exist, these livestock are classified as current assets and are stated at cost less impairment and a reconciliation of changes in the carrying amount of these biological assets between the beginning and the end of the current financial year is not presented.

30. INVENTORIES

	Group 2006 US$'000	Group 2005 US$'000
Raw materials	133,208	102,369
Work in progress	8,140	11,924
Finished goods	43,158	56,083
	184,506	170,376
Less: Write-down of inventories to net realisable value	(7,473)	(6,516)
	177,033	163,860

31. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

The Group normally grants a credit period of up to 90 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest-bearing. An aged analysis of the Group's accounts receivable, based on the invoice date, together with other receivables and deposits is as follows:

	Group 2006 US$'000	Group 2005 US$'000
Less than 90 days	23,333	23,307
91 to 180 days	1,022	1,781
181 to 360 days	350	805
Over 360 days	1,425	4,991
	26,130	30,884
Other receivables and deposits	34,365	34,364
	60,495	65,248
Less: Impairment of accounts receivable	(1,216)	(5,101)
	59,279	60,147

32. DUE FROM/(TO) RELATED COMPANIES

The amounts due from and to related companies are unsecured, interest-free and have no fixed terms of repayment and arose, in the opinion of the directors, in the normal course of the Group's business activities. The carrying amounts of the amounts due from and to related companies approximate to their fair values.

33. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company	
	2006	2005	2006	2005
	US$'000	*US$'000*	*US$'000*	*US$'000*
Time deposits	19,962	13,629	–	280
Cash and bank balances	45,344	65,215	961	710
	65,306	78,844	961	990
Less: Pledged time deposits for long term bank loans	(10,199)	(12,890)	–	–
Cash and cash equivalents	55,107	65,954	961	990

At the balance sheet date, the cash and bank balances and time deposits of the Group denominated in Renminbi ("RMB") amounted to US$63,758,000 (2005: US$77,964,000). The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

34. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

An aged analysis of the accounts payable, based on the date of receipt of the respective goods, together with other payables and accrued expenses of the Group is as follows:

	Group	
	2006	2005
	US$'000	US$'000
Less than 90 days	98,640	85,024
91 to 180 days	7,845	5,183
181 to 360 days	5,126	1,532
Over 360 days	3,126	2,848
	114,737	94,587
Other payables and accrued expenses	136,859	97,910
	251,596	192,497

Accounts payable are non-interest-bearing and are normally settled on 60-day terms. Other payables and accrued expenses are non-interest-bearing and have an average term of one month.

35. INTEREST-BEARING BANK AND OTHER LOANS

	2006			2005		
	Effective interest rate (%)	Maturity	US$'000	Effective interest rate (%)	Maturity	US$'000
Group						
Current						
Bank loans, secured	4.6 – 9.4	2007	185,607	4.7 – 8.0	2006	140,184
Bank loans, unsecured	4.7 – 9.1	2007	249,788	4.7 – 8.4	2006	243,650
Short term other loans, unsecured	6.8	2007	55	6.0 – 6.1	2006	5,155
			435,450			388,989
Non-current						
Bank loans, secured	5.9 – 8.2	2011	9,366	6.7	2007	3,077
Bank loans, unsecured	5.0 – 5.6	2012	118,250	5.0 – 6.7	2012	133,352
			127,616			136,429
			563,066			525,418
Company						
Current						
Bank loans, unsecured	7.5 – 8.3	2007	12,975	4.7 – 8.4	2006	11,750
Non-current						
Bank loans, unsecured	5.0 – 5.6	2012	109,650	5.0 – 6.7	2012	122,625
			122,625			134,375

35. INTEREST-BEARING BANK AND OTHER LOANS (continued)

	Group 2006 US$'000	Group 2005 US$'000	Company 2006 US$'000	Company 2005 US$'000
Analysed into:				
Bank loans and other loans repayable within a period:				
Not exceeding one year or on demand	**435,450**	388,989	**12,975**	11,750
Of more than one year, but not exceeding two years	**25,291**	25,639	**15,925**	12,975
Of more than two years, but not exceeding five years	**85,879**	63,673	**77,363**	62,625
Of more than five years	**16,446**	47,117	**16,362**	47,025
	563,066	525,418	**122,625**	134,375

Certain of the Group's property, plant and equipment and land lease prepayments located in Mainland China with net book value of US$187,641,000 (2005: US$200,681,000) and US$ 17,987,000 (2005: US$18,043,000), respectively, and pledged deposits of US$10,199,000 (2005: US$12,890,000) have been pledged as security for various short and long term bank loans.

Except for the unsecured bank loans with an aggregate carrying amount of US$122,625,000 (2005: US$134,375,000), which are denominated in United States dollars and bear interest at floating interest rates, all bank and other loans are denominated in Renminbi and bear interest at fixed interest rates.

Interest on the Group's bank and other loans is payable at various rates ranging from 4.6% to 9.4% (2005: 4.7% to 8.4%) per annum. The carrying amounts of bank and other loans approximate to their fair values.

36. SHARE CAPITAL

Shares

	Notes	2006 US$'000	2005 US$'000
Authorised:			
15,000,000,000 ordinary shares of US$0.01 each	*(i)(b)*	150,000	150,000
Issued and fully paid:			
At beginning of year	*(i)(a)*	28,898	107,924
Capital reduction	*(i)(c)*	–	(86,339)
Issue of subscription shares	*(ii)*	–	7,313
At end of year		28,898	28,898

No repurchase of shares was made by the Company during the year or subsequent to the balance sheet date.

(i) On 21st April, 2005, the shareholders approved the share capital of the Company be reorganised in the following manners:

(a) the paid-up capital and nominal value of each issued share was reduced from US$0.05 to US$0.01 by cancelling paid-up capital to the extent of US$0.04 on each issued share of the Company;

(b) the authorised but unissued shares be cancelled and the authorised share capital of the Company was increased to the original level by the creation of the requisite number of shares of nominal value US$0.01 each; and

(c) the credit of approximately US$86,339,000 (based on the 2,158,480,786 shares in issue) arising from the capital reduction was applied to the contributed surplus account of the Company, where, together with the contributed surplus brought forward from prior years of US$6,093,000, was utilised by the directors in accordance with the bye-laws of the Company and all applicable laws, to eliminate the accumulated losses of the Company.

36. SHARE CAPITAL (continued)

(ii) The Company and Worth Access Trading Limited ("Worth Access"), an associate of the controlling shareholder of the Company, entered into a subscription agreement dated 2nd March, 2005 (the "Subscription Agreement") for raising new equity by way of the subscription. The subscription shares were issued at a price of HK$0.32 per share for an aggregate consideration of HK$234,000,000 (US$30,000,000). Under the Companies Act of Bermuda, it is not possible for the Company to issue the subscription shares at a price below the par value per share which stands at US$0.05 (approximately HK$0.39) before the capital reorganisation. The implementation of the capital reorganisation will allow the Company to proceed with the subscription.

The capital reorganisation was finalised on 22nd April, 2005. On the same day, the subscription shares were issued and allotted to Worth Access.

Warrants

Pursuant to the Subscription Agreement, the subscription shares were issued with warrants to subscribe for up to an aggregate of 577,940,000 shares. Worth Access has been granted the subscription rights to subscribe 577,940,000 shares under the following conditions:

Exercise Period	Exercise Price
From 22nd April, 2006 to 21st April, 2007	HK$0.50 per share
From 22nd April, 2007 to 21st April, 2008	HK$0.55 per share

At the balance sheet date, no warrant has been exercised by Worth Access.

Share option scheme

The Company has adopted a share option scheme (the "Old Scheme") on 10th April, 1992, which expired on 9th April, 2002 and a share option scheme (the "Scheme") on 26th November, 2002. The Scheme is operated for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the Company's directors, senior executives, employees of the Group and those participants, in the Board's opinion, has contribution or potential contribution to the Group. Options granted under the Scheme can be exercised at any time during a period not exceeding 10 years commencing from the date the option was approved and expiring on the last day of such period or 10 years from the date of grant.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Scheme within any 12-month period, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting.

36. SHARE CAPITAL (continued)

Share option scheme (continued)

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time and with an aggregate value (based on the price of the Company's shares at the date of the grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$10 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after the grant and ends on a date which is not later than 10 years from the date of the offer of the share options or the expiry date of the Scheme, if earlier.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the Stock Exchange closing price of the Company's shares on the date of the offer of the share options; and (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of the offer and (iii) the nominal value of the share of the Company.

Share options do not confer rights on the holders to dividends or to vote at general meetings.

36. SHARE CAPITAL (continued)

Share option scheme (continued)

The following share options were outstanding under the Old Scheme and the Scheme during the year:

Name or category of participant	Number of share options: At 1st January, 2006	Granted during the year	Exercised during the year	Cancelled/ forfeited during the year	Lapsed/ expired during the year	At 31st December, 2006	Date of grant	Exercise period	Exercise price HK$	Price of the Company's shares at grant date of options HK$
(i) Directors										
Mr. Sumet Jiaravanon	12,800,000	-	-	-	-	12,800,000	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	12,800,000	-	-	-	-	12,800,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	12,000,000	-	-	-	-	12,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
Mr. Dhanin Chearavanont	12,800,000	-	-	-	-	12,800,000	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	12,800,000	-	-	-	-	12,800,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	12,000,000	-	-	-	-	12,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
Mr. Thanakorn Seriburi	17,500,000	-	-	-	-	17,500,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875	0.2800
	21,584,807	-	-	-	-	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	20,000,000	-	-	-	-	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	21,000,000	-	-	-	-	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400

36. SHARE CAPITAL (continued)

Share option scheme (continued)

The following share options were outstanding under the Old Scheme and the Scheme during the year: (continued)

	Number of share options									Price of the Company's shares at grant date of options
Name or category of participant	At 1st January, 2006	Granted during the year	Exercised during the year	Cancelled/ forfeited during the year	Lapsed/ expired during the year	At 31st December, 2006	Date of grant	Exercise period	Exercise price *HK$*	*HK$*
(i) Directors (continued)										
Mr. Meth Jiaravanont	21,000,000	-	-	-	-	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
Mr. Robert Ping-Hsien Ho	21,584,807	-	-	-	-	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	20,000,000	-	-	-	-	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	21,000,000	-	-	-	-	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
(ii) Other senior executives in aggregate	60,739,236	-	-	-	-	60,739,236	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	49,248,078	-	-	-	-	49,248,078	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	41,848,078	-	-	-	-	41,848,078	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
(iii) Other employees in aggregate	7,700,000	-	-	-	-	7,700,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875	0.2800
(iv) Other participants* in aggregate	25,000,000	-	-	-	-	25,000,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875	0.2800
	86,339,228	-	-	-	-	86,339,228	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900	0.3150
	80,000,000	-	-	-	-	80,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900	0.1620
	108,000,000	-	-	-	-	108,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540	0.3400
	697,744,234	-	-	-	-	697,744,234				

* Other participants represented ex-directors who resigned on 13th September, 2005.

36. SHARE CAPITAL (continued)

Share option scheme (continued)

The Company's share options outstanding as at the balance sheet date were as follows:

Expiry date	Exercise price HK$	Number of shares under the issuable share options
10th August, 2008	0.3875	50,200,000
25th February, 2013	0.39	215,848,078
2nd May, 2014	0.39	194,848,078
18th May, 2015	0.354	236,848,078
		697,744,234

On 19 May 2005, a total of 236,848,078 share options were granted and the estimated fair value was US$8,470,000. No share option was granted during the year.

The fair value of equity-settled share options granted in the prior year was estimated as at the date of grant, using the Black-Scholes Option Pricing Model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the year ended 31st December, 2005:

Dividend yield (%)	0
Dividend volatility (%)	78.82
Risk-free interest rate (%)	3.69
Expected life of option (year)	10
Share price (HK$)	0.34

The expected volatility was determined by using the historical volatility of the Company's share prices over the previous 363 days and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other feature of the options granted was incorporated into the measurement of fair value.

At the balance sheet date, the Company had 697,744,234 share options outstanding under the Old Scheme and the Scheme, which represented approximately 24% of the Company's shares in issue as at that date. The exercise in full of such options would, under the present capital structure of the Company, result in the issue of 697,744,234 additional ordinary shares and cash proceeds to the Company of approximately HK$263,468,000 (US$33,778,000) before the related issue expenses.

37. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on page 46 of the financial statements.

The nature of the Group's expansion and reserve funds is set out in note 38 to the financial statements.

The Group's capital reserve mainly represents gains arising from the deemed disposal of a subsidiary and an associate in previous years.

(b) Company

	Share premium account US$'000	Contributed surplus US$'000	Share option reserve US$'000	Accumulated losses US$'000	Total US$'000
At 1st January, 2005	51,210	6,093	–	(114,671)	(57,368)
Issue of shares (*note 36(ii)*)	22,687	–	–	–	22,687
Equity-settled share option arrangements (*note 36*)	–	–	8,470	–	8,470
Capital reduction (*note 36(i)(c)*)	–	86,339	–	–	86,339
Contributed surplus utilised (*note 36(i)(c)*)	–	(92,432)	–	92,432	–
Loss for the year	–	–	–	(3,110)	(3,110)
At 31st December, 2005 and 1st January, 2006	73,897	–	8,470	(25,349)	57,018
Loss for the year	–	–	–	(27,541)	(27,541)
At 31st December, 2006	73,897	–	8,470	(52,890)	29,477

37. RESERVES (continued)

(b) Company (continued)

The Company's contributed surplus originally represented the excess of the fair value of the share of net assets of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to shareholders under certain prescribed circumstances. In the prior year, it was utilised by the directors in accordance with the bye-laws of the Company and all applicable laws, to eliminate the accumulated losses of the Company under the capital reorganisation as detailed in note 36(i)(c) to the financial statements.

The share option reserve comprises the fair value of share options granted which are yet to be exercised, as further explained in the accounting policy for share-based payment transactions in note 6 to the financial statements. The amount will either be transferred to the share premium account when the related options are exercised, or be transferred to retained profits should the related option expire or be forfeited.

38. ACCUMULATED LOSSES

	Group	
	2006	2005
	US$'000	*US$'000*
Retained in:		
Company	(52,890)	(25,349)
Reversals of provisions for impairment losses of investments in subsidiaries	88,400	88,400
	35,510	63,051
Subsidiaries	(98,201)	(70,669)
Jointly-controlled entities	(71,390)	(72,672)
Associates	15,431	13,727
	(118,650)	(66,563)

38. ACCUMULATED LOSSES (continued)

A significant number of the Group's interests in subsidiaries, jointly-controlled entities and associates are Sino-foreign joint venture enterprises. Pursuant to the relevant PRC laws and regulations for Sino-foreign joint venture enterprises, the profits of the Group's joint venture companies operating in Mainland China are available for distribution, in the form of cash dividends to each of the joint venture partners if the joint venture company: (1) satisfies all tax liabilities; (2) provides for losses in previous years; and (3) makes appropriations to the three statutory reserves. These appropriations include the individual entity's reserve fund, expansion fund and funds for staff bonuses and welfare benefits. All foreign-owned and Sino-foreign enterprises are generally required to appropriate not less than 10% of their net profit after tax to the reserve fund, until the balance of the fund reaches 50% of the registered capital. Appropriations of the expansion fund and funds for staff bonuses and welfare benefits are determined at the sole discretion of the board of directors. On consolidation of the results of subsidiaries and equity accounting for the results of the jointly-controlled entities and associates, amounts designated as staff bonuses and welfare benefits have been charged to the consolidated income statement before arriving at a net profit in accordance with IFRSs.

Profit distributions of the PRC joint venture companies are declared and paid in RMB. In certain circumstances, if the joint venture has foreign currencies available after meeting its operational needs, the foreign investor in the joint venture may access such foreign currencies for the profit distributions. Otherwise, such distributions to the Group outside Mainland China have to be converted into foreign currencies through an approved exchange centre, a successful arrangement of import substitutions, a compensation trade or other means approved by the relevant authorities. Further details on distributions of RMB earnings are set out in note 39 to the financial statements.

39. FOREIGN CURRENCY EXCHANGE

The RMB is not freely convertible into foreign currencies. All foreign exchange transactions are conducted at the exchange rates quoted by the People's Bank of China. Payments for imported materials and the remittance of earnings outside Mainland China are subject to the availability of foreign currencies.

The products of the Company's subsidiaries, jointly-controlled entities and associates operating in Mainland China are sold primarily in RMB. Revenues and profits are thus predominantly denominated in RMB. For certain subsidiaries, jointly-controlled entities and associates, funds denominated in RMB may have to be, and from time to time are, converted into United States dollars or other foreign currencies for the purchase of imported materials.

The companies are not normally able to hedge their foreign exchange exposure because neither the People's Bank of China, nor other financial institutions are authorised to engage in foreign exchange transactions in Mainland China to offer forward exchange contracts.

39. FOREIGN CURRENCY EXCHANGE (continued)

Should the RMB revalue/devalue against the United States dollar, it may increase/reduce the foreign currency equivalent of such earnings available for distribution by these subsidiaries, jointly-controlled entities and associates of the Company.

40. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Disposal of subsidiary

	Notes	2006 **US$'000**	2005 *US$'000*
Net assets disposed of:			
Property, plant and equipment	19	10,044	–
Interest in a jointly-controlled entity		–	(19,390)
Accounts receivable, other receivables and deposits		–	196
Cash and bank balances		–	1
Accounts payable, other payables and accrued expenses		–	(37)
Amount due to a related company		(2)	(2)
		10,042	(19,232)
Release of reserves upon disposals		–	(2,038)
Gain on disposal of subsidiary	9	261	21,270
		10,303	–
Satisfied by:			
Cash		10,303	–

40. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

Disposal of subsidiary (continued)

An analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiary is as follows:

	2006 *US$'000*	2005 *US$'000*
Cash consideration	10,303	–
Cash and bank balances, disposed of	–	(1)
Net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiary	10,303	(1)

41. COMMITMENTS

The Group had the following commitments at the balance sheet date:

	2006 *US$'000*	2005 *US$'000*
Authorised, but not contracted for:		
Capital contributions payable to subsidiaries	3,165	13,997
Machinery and equipment	9	2,709
	3,174	16,706
Contracted, but not provided for:		
Machinery and equipment	4,708	9,817
	7,882	26,523

In addition, the Group's share of capital commitments of the associates and the jointly-controlled entities, which were not included in the above, is as follows:

	2006 *US$'000*	2005 *US$'000*
Contracted, but not provided for	312	157

42. OPERATING LEASE ARRANGEMENTS

(i) As lessee

(a) At 31st December, 2006, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	2006 US$'000	2005 US$'000
Buildings:		
Within one year	1,996	1,888
In the second to fifth years, inclusive	6,451	5,887
After five years	13,637	14,661
	22,084	22,436
Plant and machinery:		
Within one year	501	484
In the second to fifth years, inclusive	1,044	1,371
After five years	1,072	1,181
	2,617	3,036

42. OPERATING LEASE ARRANGEMENTS (continued)

(i) As lessee (continued)

(b) The Group's share of operating lease commitments of the associates and jointly-controlled entities is as follows:

	2006 US$'000	2005 US$'000
Buildings:		
Within one year	97	72
In the second to fifth years, inclusive	408	248
After five years	1,225	733
	1,730	1,053
Plant and machinery:		
Within one year	2	–
In the second to fifth years, inclusive	9	1
After five years	–	–
	11	1

(ii) As lessor

At 31st December, 2006, the Group had total future minimum lease receivables under non-cancellable operating leases falling due as follows:

	2006 US$'000	2005 US$'000
Buildings:		
Within one year	279	299
In the second to fifth years, inclusive	454	704
After five years	419	402
	1,152	1,405
Plant and machinery:		
Within one year	487	467
In the second to fifth years, inclusive	284	740
	771	1,207

43. CONTINGENT LIABILITIES

(i) Contingent liabilities in respect of the Group's guarantees at the balance sheet date not provided for in the financial statements are as follows:

	2006 *US$'000*	2005 *US$'000*
Guarantees given to banks in connection with facilities granted to jointly-controlled entities	9,423	7,372

(ii) One of the Group's associates (the "Associate") is being investigated by the Hong Kong Inland Revenue Department (the "IRD") regarding prior years' tax computations of certain of its subsidiaries (the "Subsidiaries"). The IRD has requested further information and explanations from the Subsidiaries. As at the date of approval of these financial statements, the IRD has not issued any final assessment.

The management of the Associate strongly believes that the prior years' tax computations of these Subsidiaries were prepared on a proper basis. However, should the IRD's final assessment be against the Subsidiaries and should the Subsidiaries be required to pay additional tax, the directors of the Company, based on current information, believe that the amount of the Group's share of the additional tax ultimately payable, would be immaterial to the Group.

44. RELATED PARTY TRANSACTIONS

(a) A portion of the Group's sales and purchase transactions, together with certain less significant commercial transactions, are with companies in which Messrs. Sumet Jiaravanon, Dhanin Chearavanont, Thanakorn Seriburi and Damrongdej Chalongphuntarat, directors of the Company, and Messrs. Jaran Chiaravanont, Montri Jiaravanont, Min Tieanworn, Prasert Poongkumarn, Thirayut Phitya-Isarakul and Veeravat Kanchanadul, ex-directors of the Company, who resigned on 13th September, 2005, have beneficial interests. Details of the major related party transactions in addition to the transactions and balances detailed elsewhere in the financial statements are as follows:

		Group	
		2006	2005
	Notes	*US$'000*	*US$'000*
Sales of goods to jointly-controlled entities and associates	*(i)*	**22,366**	23,640
Sales of goods to related companies	*(i)*	**48,894**	40,760
Purchases of raw materials from jointly-controlled entities and associates	*(ii)*	**47,791**	39,907
Purchases of raw materials from related companies	*(ii)*	**1,071**	1,139

Notes:

(i) The sales of goods were made by reference to the published prices and conditions offered to the major customers of the Group, except that a longer credit period was normally granted to jointly-controlled entities and associates.

(ii) The purchases of raw materials were made by reference to the published prices and conditions offered to the major customers of the suppliers, except that a longer credit period was normally granted.

(b) During the year, the Group paid a technical fee of US$61,538 (2005: US$46,154) to Dynamic Corporate Services Limited for the provision of technical and management support services to the Group. The technical fee was determined by reference to the agreed service fees between the parties.

Mr. Robert Ping-Hsien Ho, director of the Company, has beneficial interest in the share capital of Dynamic Corporate Services Limited.

(c) During the year, Hainan Chia Tai Animal Husbandry Co. Ltd., a wholly-owned subsidiary of the Company, received rental income of approximately US$616,000 (2005: US$616,000) from a related party, C.P. Aquaculture (Hainan) Co. Ltd.

44. RELATED PARTY TRANSACTIONS (continued)

(d) Details of the outstanding balances with related parties are included in note 32 to the financial statements.

(e) On 7th September, 2006, C.T. Progressive (Investment) Ltd., a wholly-owned subsidiary of the Company, entered into an agreement to sell the entire issued share capital of Ek Chor Distribution (Shenyang) Property Company Limited, to Excel Prominent Limited, a company indirectly held by the Company's controlling shareholders, at a total consideration of RMB82,000,000 (equivalent to approximately US$10,303,000).

(f) In the prior year, on 21st June, 2005, Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), a wholly-owned subsidiary of the Company, entered into a Sales and Purchase agreement whereby CT Agro disposed of its whole 50% equity interest in Dong Fang Chia Tai Seed Co. Ltd. to a related company, Chia Tai Biotech Company Limited, for a consideration of approximately US$593,000 with a loss of approximately US$14,000.

(g) Compensation of key management personnel of the Group:

	2006 *US$'000*	2005 *US$'000*
Short term employee benefits	3,242	3,313
Share-based payments	–	6,973
Total compensation paid to key management personnel	3,242	10,286

The key management personnel of the Group are 15 directors and 3 senior management staff (2005: 17 directors and 5 senior management staff). Further details of directors' emoluments are included in note 13 to the financial statements.

Apart from the sales of goods to jointly-controlled entities and associates and purchases of raw materials from jointly-controlled entities and associates in (a) and compensation of key management personnel in (g), the above transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

45. FINANCIAL INSTRUMENTS

Financial risk management objectives and policies

The Group is exposed to market risk arising primarily from changes in interest rates and currency exchange rates. The Group does not hold or issue derivative financial instruments for trading purposes.

(a) Interest rate risk

The Group's exposure to market risk arising from changes in interest rates relates primarily to the Group's debt obligations. The Group does not use derivative financial instruments to hedge its debt obligations.

(b) Concentrations of credit risk

The Group places its cash deposits with major international banks and financial institutions. This cash management policy limits the Group's exposure to concentrations of credit risk.

A significant portion of the Group's sales is to customers in the agricultural industry and, as such, the Group is directly affected by the well-being of that industry. However, the credit risk associated with accounts receivable is considered relatively minimal due to the Group's large customer base and its geographical dispersion. The Group performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. Appropriate allowances for estimated irrecoverable amounts are recognised in the consolidated income statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

For the industrial sector, the majority of cash from sales is maintained with state-owned banks and their subsidiaries in Mainland China, with a small amount being placed with a local branch of a foreign bank. The jointly-controlled entities market their products principally to related parties and independent distributors in Mainland China.

45. FINANCIAL INSTRUMENTS (continued)

Financial risk management objectives and policies (continued)

(c) Fair value of financial instruments

(i) Cash and cash equivalents, accounts and bills receivable, and accounts and bills payable:

Cash on hand and at banks and short term deposits which are held to maturity are carried at cost because assets either carry a current rate of interest, or have a short period of time between the origination of cash deposits and their expected maturity.

Accounts receivable, which generally have 90-day terms, are recognised and carried at original invoiced amounts less allowances for any uncollectable amount. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Liabilities for accounts and other amounts payable which are normally settled on 60-day terms, are carried at cost which is the fair value of the consideration to be paid in future for goods and services received, whether or not billed to the Group.

The carrying amounts of bills receivable and payable approximate to their fair values.

(ii) Amounts due from and to related companies
Receivables from and payables to related companies approximate to their fair values.

(iii) Bank loans
The carrying amounts of bank and other loans approximate to their fair values.

(d) Foreign currency risk

The Group's businesses are principally located in Mainland China and substantially all transactions are conducted in RMB. In the opinion of the directors, the foreign currency risk exposure is insignificant.

46. FINANCIAL RISK MANAGEMENT STRATEGIES RELATING TO LIVESTOCK

The Group is exposed to financial risks arising from the change in the cost and supply of feed and the selling price of progeny pigs and chicks and related products, all of which are determined by constantly changing market forces of supply and demand, and other factors. The other factors include environmental regulations, weather conditions and livestock diseases. The Group has little or no control over these conditions and factors.

46. FINANCIAL RISK MANAGEMENT STRATEGIES RELATING TO LIVESTOCK (continued)

The Group is subject to risks affecting the frozen food industry, generally, including risks posed by food spoilage and contamination. Specifically, the meat industry is regulated by numerous environmental, health and food safety organisations and regulatory sanctions. The Group has put into place systems to monitor food safety risks throughout all stages of manufacturing and processing to mitigate these risks.

The Group is subject to risks relating to its ability to maintain animal health status. Livestock health problems could adversely impact production and consumer confidence. The Group monitors the health of its livestock on a daily basis and has procedures in place to reduce potential exposure to infectious diseases. Although policies and procedures have been put into place, there is no guarantee that the Group will not be affected by disease epidemics.

The livestock industry is exposed to risks associated with the supply and price of raw materials. The shortage in the supply of raw materials will result in adverse fluctuations in the price of feed and will ultimately increase the Group's production costs.

47. POST BALANCE SHEET EVENTS

During the 5th Session of the 10th National People's Congress, which was concluded on 16th March, 2007, the PRC Corporate Income Tax Law ("the New Corporate Income Tax Law") was approved and will become effective on 1st January, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

48. COMPARATIVE AMOUNTS

Balances of US$3,882,000 and US$1,483,000 were reclassified from accounts receivable, other receivables and deposits and accounts payable, other payables and accrued expenses, respectively, to amounts due from minority shareholders and amounts due to minority shareholders, respectively, to conform with the current year's presentation.

49. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 30th March, 2007.

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

SUBSIDIARIES

Details of the principal subsidiaries are as follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Advance Motorcycle Co., Ltd.	US$50,000	British Virgin Islands	80%*	80%*	Investment holding
Advance Motorcycle Investment Co., Ltd.	US$100	British Virgin Islands	100%*	100%*	Investment holding
Beijing Heng Da Breed Tech Co., Ltd.	RMB5,785,430	PRC/Mainland China	100%*	100%*	Production and sale of chickens
C.P. Enterprises Cereal and Oil Industrial Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
C.T. Progressive (H.K.) Ltd.	HK$1,000,000	Bermuda	100%	100%	Investment holding
C.T. Progressive (Investment) Ltd.	US$1,000	British Virgin Islands	100%	100%	Investment holding
C.T. Progressive (Trading) Ltd.	HK$1,000,000	Bermuda	100%	100%	Investment holding
Changsha Chia Tai Co., Ltd.	US$7,200,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed
Chengdu Chia Tai Company Limited	US$6,300,000	PRC/Mainland China	70%*	70%*	Production and sale of animal feed and chickens
Chia Tai (China) Agro-Industrial Ltd.	HK$1,000,000	Bermuda	100%	100%	Investment holding
Chia Tai (China) Investment Co., Ltd.	US$48,000,000	PRC/Mainland China	100%	100%	Investment holding and trading
Chia Tai (Fuzhou) Company Limited	US$10,000	Hong Kong	100%*	100%*	Investment holding

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)
SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Chia Tai Feedmill Company Limited	US$1,000 and US$2,500,000**	Hong Kong	66%*	66%*	Investment holding
Chia Tai Food and Beverage (Beijing) Co., Ltd.	US$3,000,000	PRC/Mainland China	100%*	100%*	Food catering
Chia Tai Food Product (Shanghai) Co., Ltd.	US$3,000,000	PRC/Mainland China	100%*	100%*	Sale of agricultural products
Chia Tai Hainan Feedmill Company Limited	US$10,000	British Virgin Islands	100%*	100%*	Investment holding
Chia Tai Hebei Company Limited	HK$2	Hong Kong	100%*	100%*	Investment holding
Chia Tai Henan Company Limited	US$1,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Hubei Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Hunan Company Limited	US$2 and US$2**	Hong Kong	100%*	100%*	Investment holding
Chia Tai Jiangxi Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Jilin Company Limited	US$1,800,000	Hong Kong	90%*	90%*	Investment holding
Chia Tai Livestock Company Limited	US$500,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Neimenggu Company Limited	HK$2	Hong Kong	100%*	100%*	Investment holding

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Chia Tai Poultry Company Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Chia Tai Quanzhou Company Limited	US$1,000,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Shandong Company Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Chia Tai Shanghai Company Limited	US$1,800,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Shenyang Company Limited	HK$1,000,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Taiyuan Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Urumqi Company Limited	HK$10,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Xiamen Company Limited	US$100,000	Hong Kong	100%*	100%*	Investment holding
Chia Tai Yongji Enterprise Co., Ltd.	US$5,732,018	PRC/Mainland China	100%*	100%*	Production and sale of animal feed
Chia Tai Yueyang Company Limited	US$9,550,000	PRC/Mainland China	100%*#	100%*#	Production and sale of animal feed and chickens
Chia Tai (Wuhu) Co., Ltd.	RMB40,000,000	PRC/ Mainland China	100%*	100%*	Production and sale of animal feed
Chongqing Chia Tai Company Limited	US$3,950,000	PRC/ Mainland China	60%*	60%*	Production and sale of animal feed and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Chia Tai (Wuhan) Institute of Life Science	RMB5,000,000	PRC/ Mainland China	100%*	100%*	Operation of seeds
Chongqing Shuangqiao Chia Tai Co., Ltd.	US$1,201,100	PRC/ Mainland China	70%*	70%*	Production and sale of animal feed
Chu Zhou Chia Tai Co., Ltd.	US$4,216,900	PRC/ Mainland China	100%*	100%*	Production and sale of animal feed
Chu Zhou Advance Feed Tech Co., Ltd.	RMB6,000,000	PRC/ Mainland China	100%*	100%*	Production and sale of animal feed
Dalian Chia Tai Enterprise Co., Ltd.	RMB20,000,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed and chickens
Dun Hua Chia Tai Enterprises Co., Ltd.	RMB25,501,580	PRC/Mainland China	100%*	100%*	Production and sale of animal feed
Ek Chor China Motorcycle Co., Ltd.	US$1,195,200	Bermuda	100%	100%	Investment holding
Ek Chor Company Limited	HK$27,800,000	Hong Kong	100%*	100%*	Investment holding
Ek Chor Investment Company Limited	HK$28,300,000	Hong Kong	100%*	100%*	Investment holding
Ek Chor Research and Management Co., Ltd.	US$100,000	British Virgin Islands	100%*	100%*	Investment holding
Fuzhou Da Fu Company Limited	US$5,302,440	PRC/Mainland China	100%*	100%*	Production and sale of animal feed and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Ganzhou Chia Tai Industrial Co., Ltd.	RMB18,000,000	PRC/Mainland China	80%*	80%*	Production and sale of animal feed
Grand Great Investments Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Guang An Chia Tai Co., Ltd.	RMB4,500,000	PRC/Mainland China	60%*	60%*	Production and sale of animal feed and chickens
Guanghan Chia Tai Feed Tech Co., Ltd.	RMB7,000,000	PRC/Mainland China	91%*	91%*	Production and sale of animal feed
Guide Luck Limited	HK$10,000	Hong Kong	100%*	100%*	Property investment
Guilin Chia Tai Co., Ltd.	RMB31,000,000	PRC/Mainland China	85%*	85%*	Production and sale of animal feed
Guiyang Chia Tai Co., Ltd.	RMB1,501,932	PRC/Mainland China	100%*	–	Production and sale of animal feed
Guizhou Chia Tai Enterprise Co., Ltd.	RMB80,500,000	PRC/Mainland China	88%*	88%*	Production and sale of chemicals
Hainan Chia Tai Animal Husbandry Co., Ltd.	US$4,000,000 and RMB20,000,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed
Hangzhou Advance Feed Tech Co., Ltd.	RMB6,700,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed
Hannick Limited	HK$2	Hong Kong	100%*	100%*	Property investment

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Hefei Chia Tai Co., Ltd.	RMB135,000,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed and chickens
Heilongjiang Chia Tai Enterprise Co., Ltd.	US$30,080,000	PRC/Mainland China	80%*	80%*	Production and sale of animal feed, chickens, processed meat and cereal and oil products
Heilongjiang Yongyuan Animal Technology Co., Ltd.	US$1,000,000	PRC/Mainland China	97%*	97%*	Production and sale of chickens
Hengyang Chia Tai Co., Ltd.	US$5,100,000	PRC/Mainland China	100%*#	100%*#	Production and sale of animal feed
Huai An Chia Tai Feed Co., Ltd.	RMB13,000,000	PRC/Mainland China	58%*	58%*	Production and sale of animal feed
Huai Hua Chia Tai Co., Ltd.	US$3,900,000	PRC/Mainland China	100%*#	100%*#	Production and sale of animal feed
Huludao Chia Tai Husbandry Co., Ltd.	RMB23,100,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed
Inner Mongolia Chia Tai Co., Ltd.	US$4,332,200	PRC/Mainland China	100%*#	100%*#	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Jiamusi Chia Tai Co., Ltd.	US$6,000,000	PRC/Mainland China	65%*	65%*	Production and sale of animal feed, cereal and oil products
Jiang Jin Chia Tai Co., Ltd.	RMB7,000,000	PRC/Mainland China	60%*	60%*	Production and sale of animal feed
Jiangsu Huai Yin Chia Tai Co., Ltd.	US$3,621,000	PRC/Mainland China	88%*	58%*	Production and sale of animal feed
Jilin Da He Feedmill Co., Ltd.	RMB4,200,000	PRC/Mainland China	58.5%*	29.3%*	Production and sale of animal feed
Jinan Chia Tai Company Limited	RMB10,500,000	PRC/Mainland China	65%*	65%*	Production and sale of animal feed
Jiu Jiang Chia Tai Feedstuff Co., Ltd.	RMB34,000,000	PRC/Mainland China	60%*	60%*	Production and sale of animal feed
Kunming Chia Tai Company Limited	US$6,405,300	PRC/Mainland China	100%*#	100%*#	Production and sale of animal feed and chickens
Lanzhou Chia Tai Company Limited	RMB35,000,000	PRC/Mainland China	100%*#	100%*#	Production and sale of animal feed and chickens
Liuzhou Advance Feed Tech Co., Ltd.	RMB6,700,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed
Meihekou Chia Tai Enterprise Co., Ltd.	RMB25,000,000	PRC/Mainland China	70%*	70%*	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Mianyang Chia Tai Co., Ltd.	US$4,000,000	PRC/Mainland China	80%*	80%*	Production and sale of animal feed
Nanchang Chia Tai Livestock Co., Ltd.	RMB32,550,000	PRC/Mainland China	100%*#	100%*#	Production and sale of animal feed and chickens
Nanjing Chia Tai Livestock Co., Ltd.	RMB16,000,000	PRC/Mainland China	100%*	100%*	Production and sale of ducklings
Nanning Chia Tai Animal Husbandry Company Limited	US$6,774,500	PRC/Mainland China	100%*#	100%*#	Production and sale of animal feed and chickens
Nantong Chia Tai Co., Ltd.	US$16,050,000	PRC/Mainland China	60%*	60%*	Production and sale of animal feed and chickens
Nantong Chia Tai Feed Co., Ltd.	RMB30,000,000	PRC/Mainland China	60%*	60%*	Production and sale of animal feed
Nantong Chia Tai Tech Feed Co., Ltd.	RMB3,000,000	PRC/Mainland China	60%*	60%*	Production and sale of animal feed
Nanyang Chia Tai Co., Ltd.	RMB20,000,000	PRC/Mainland China	100%*#	100%*#	Production and sale of animal feed
Nei Jiang Chia Tai Feed & Poultry Co., Ltd.	US$3,900,000	PRC/Mainland China	70%*	70%*	Production and sale of animal feed
Ningbo Chia Tai Agriculture Company Limited	RMB35,000,000	PRC/Mainland China	70%*	70%*	Production and sale of animal feed and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)
SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	US$40,000,000	PRC/Mainland China	100%*	100%*	Production and sale of cereal and oil products
Pingdingshan Chia Tai Co., Ltd.	US$2,761,321	PRC/Mainland China	70%*	70%*	Production and sale of animal feed
Pucheng Chia Tai Biochemistry Co., Ltd.	RMB100,000,000	PRC/Mainland China	69%*	69%*	Production and sale of chlortetra
Qingdao Chia Tai Company Limited	US$37,500,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed, chickens and processed meat
Qingdao Chia Tai Agricultural Development Co., Ltd.	US$3,000,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed
Qingdao Taifeng Livestock Technology Co., Ltd.	US$1,000,000	PRC/Mainland China	100%*	100%*	Production and sale of chickens
Qinhuangdao Chia Tai Co., Ltd.	RMB86,900,000	PRC/Mainland China	77%*	77%*	Production and sale of animal feed, chickens and processed meat
Quanzhou Daquan L-Lysine Company Limited	RMB45,750,000	PRC/Mainland China	55%*	55%*	Manufacture and distribution of L-Lysine
Shaanxi Chia Tai Co., Ltd.	US$6,729,100	PRC/Mainland China	100%*##	100%*##	Production and sale of animal feed and chickens
Shandong Chia Tai Ling Hua Bio-tech Co., Ltd.	RMB120,000,000	PRC/Mainland China	55.25%*	55.25%*	Manufacture and distribution of L-Lysine

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	Percentage of equity capital held 2005	Principal activities
Shang Cai Chia Tai Co., Ltd.	RMB33,100,000	PRC/Mainland China	95%*	95%*	Production and sale of animal feed and chickens
Shanghai EK Chor Industrial Trading Co. Ltd.	US$200,000	PRC/Mainland China	100%*	–	Trading business
Shanxi Chia Tai Company Limited	US$11,673,200	PRC/Mainland China	60%*	60%*	Production and sale of animal feed and chickens
Shenyang Advance Feed Tech Co., Ltd.	RMB6,700,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed
Shenyang Chia Tai Livestock Co., Ltd.	US$5,600,000	PRC/Mainland China	88%*	88%*	Production and sale of animal feed
Shenyang Chia Tai Poultry Co., Ltd	US$4,690,000	PRC/Mainland China	88.17%*	88.17%*	Production and sale of chickens
Shijiazhuang Chia Tai Company Limited	RMB22,000,000	PRC/Mainland China	100%*#	100%*#	Production and sale of animal feed
Shuangliu Chia Tai Co., Ltd.	US$4,000,000	PRC/Mainland China	70%*	70%*	Production and sale of animal feed and chickens
Smart Gateway Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Smart Universe Investments Limited	US$100	British Virgin Islands	100%*	100%*	Investment holding
Standard Union Limited	HK$1,000,000	Hong Kong	100%*	100%*	Investment holding

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Tai Zhou Chia Tai Co., Ltd.	RMB17,500,000	PRC/Mainland China	76%*	76%*	Production and sale of animal feed
Tianjin Chia Tai Agro-Industrial Co., Ltd.	RMB48,000,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed and chickens
Tianjin Chia Tai Feed Tech Company Limited	US$13,679,200	PRC/Mainland China	100%*	100%*	Production and sale of animal feed
Urumqi Chia Tai Animal Husbandry Co. Ltd.	RMB34,250,000	PRC/Mainland China	100%*#	100%*#	Production and sale of animal feed and chickens
Wenjiang Chia Tai Livestock Co., Ltd.	RMB43,400,000	PRC/Mainland China	70%*	70%*	Production and sale of chickens
Wide Master Investment Limited	HK$2	Hong Kong	100%*	100%*	Property investment
World Home Limited	HK$10,000	Hong Kong	100%*	100%*	Property investment
Wuhan Chia Tai Co., Ltd.	RMB22,000,000	PRC/Mainland China	100%*#	100%*#	Production and sale of animal feed
Wuhan Chia Tai Food Co., Ltd.	RMB81,850,000	PRC/Mainland China	90%*	90%*	Production and sale of chickens
Wuhan Jinke Biotechnology Co., Ltd.	RMB10,000,000	PRC/Mainland China	80.75%*	80.75%*	Production and sale of seeds and medicine

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Xiamen Chia Tai Agriculture Co., Ltd.	RMB30,400,000	PRC/Mainland China	60%*	60%*	Production and sale of animal feed and chickens
Xiang Fan Chia Tai Agriculture Development Co., Ltd.	RMB60,000,000	PRC/Mainland China	85%*	85%*	Production and sale of seeds
Xiang Fan Chia Tai Co., Ltd.	RMB59,000,000	PRC/Mainland China	96%*	96%*	Production and sale of animal feed and chickens
Xianghe Chia Tai Co., Ltd.	US$6,900,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed and poultry
Xiping Chia Tai Agriculture Development Co., Ltd.	RMB10,000,000	PRC/Mainland China	100%*	100%*	Operation of swine farms
Xuzhou Chia Tai Co., Ltd.	RMB16,000,000	PRC/Mainland China	65%*	65%*	Production and sale of animal feed
Yi Chang Chia Tai Co., Ltd.	RMB57,000,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed and operation of swine farms
Yi Chang Chia Tai Animal Husbandry Co., Ltd.	RMB11,000,000	PRC/Mainland China	100%*	100%*	Operation of swine farms
Yili Chia Tai Livestock Co., Ltd.	RMB5,000,000	PRC/Mainland China	91%*	91%*	Production and sale of animal feed
Yinchuan Chia Tai Co., Ltd.	RMB6,000,000	PRC/Mainland China	85%*	85%*	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

SUBSIDIARIES (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Yongan Chia Tai Co., Ltd.	RMB7,000,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed
Yueyang Chia Tai Agriculture and Animal Husbandry Development Co., Ltd.	RMB40,000,000	PRC/Mainland China	100%*	100%*	Production and sale of animal feed
Zhumadian Chia Tai Company Limited	RMB28,060,318	PRC/Mainland China	55%*	55%*	Production and sale of animal feed
Zhumadian Huazhong Chia Tai Co., Ltd.	RMB72,000,000	PRC/Mainland China	70%*	70%*	Production and sale of chlortetra

Notes:

* Held by subsidiaries.

** Deferred share capital.

\# 100% of the share capital is held, but the Group is only entitled to 85% of the subsidiary's earnings. The remaining 15% is attributable to a PRC entity.

\#\# 100% of the share capital is held, but the Group is only entitled to 87.15% of the subsidiary's earnings. The remaining 12.85% is attributable to a PRC entity.

All subsidiaries have their place of operation in Hong Kong except for those subsidiaries which are incorporated or registered in the PRC which operate in their respective places of incorporation/ registration.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

JOINTLY-CONTROLLED ENTITIES

Details of the jointly-controlled entities are as follows:

Name of company	Nominal value of issued/paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Beijing Chia Tai Feedmill Limited	US$5,000,000	PRC/Mainland China	33.2%	33.2%	Production and sale of animal feed
Beijing Chia Tai Livestock Co. Limited	RMB50,000,000	PRC/Mainland China	33.2%	33.2%	Production and sale of animal feed
Beijing Dafa Chia Tai Co., Ltd.	US$28,686,085	PRC/Mainland China	50.0%	50.0%	Production and sale of animal feed, chickens and processed meat
Beijing Poultry Breeding Company Limited	US$15,355,638	PRC/Mainland China	36.0%	36.0%	Production and sale of chickens
Chia Tai Group (Tianjin) Enterprise Co., Ltd.	US$16,600,000	PRC/Mainland China	50.0%	50.0%	Production and sale of soybean products
Chia Tai Group (Tianjin) Real Estate Co., Ltd.	US$1,000,000	PRC/Mainland China	50.0%	50.0%	Property investment
Chia Tai Tianjin Livestock Machinery Co., Ltd.	US$2	British Virgin Islands	50.0%	50.0%	Investment holding
Chong Qing Dezhong Machine Manufacture Co. Ltd.	RMB8,550,000	PRC/Mainland China	26.6%	–	Production and sale of motorcycle and automotive carburetors
ECI Metro Investment Co., Ltd.	US$12,000,000	British Virgin Islands	50.0%	50.0%	Investment holding and trading of machinery and spare parts
ECI Metro Trading (Shanghai) Co., Ltd.	US$225,000	PRC/Mainland China	50.0%	50.0%	Trading of Caterpillar products
Gansu ECI - Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Guizhou ECI - Metro Machinery Co., Ltd.	US$320,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Han Dan Chia Tai Feed Co., Ltd.	RMB11,200,000	PRC/Mainland China	50.0%	50.0%	Production and sale of animal feed
Henan East Chia Tai Co., Ltd.	US$5,400,000	PRC/Mainland China	50.0%	50.0%	Production and sale of animal feed and operation of swine farms
Hunan Chia Tai Animal Husbandry Co., Ltd.	RMB20,000,000	PRC/Mainland China	50.0%	50.0%	Operation of swine farms

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

JOINTLY-CONTROLLED ENTITIES (continued)

Name of company	Nominal value of issued/paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Hunan Chia Tai Rice Industry Co., Ltd.	RMB10,000,000	PRC/Mainland China	40.0%	40.0%	Production and sale of quality rice
Jiangsu Chia Tai Seeds Co., Ltd.	RMB30,100,000	PRC/Mainland China	60.0%*	60.0%*	Production and sale of seeds
Jilin Chia Tai Company Limited	RMB16,000,000	PRC/Mainland China	45.0%	45.0%	Production and sale of animal feed and chickens
Jilin Chia Tai Enterprise Co., Ltd.	US$8,284,000	PRC/Mainland China	50.0%	50.0%	Production and sale of animal feed
Kaifeng Chia Tai Company Limited	USD14,100,000	PRC/Mainland China	50.0%	50.0%	Production and sale of animal feed, chickens and cereal and oil products
Luoyang Northern Ek Chor Motorcycle Company Limited	US$56,310,000	PRC/Mainland China	55.0%*	55.0%*	Production and sale of motorcycles and spare parts
Qinghai ECI-Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	50.0%	50.0%	Production of Caterpillar machinery repair and maintenance services
Shaanxi ECI-Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	50.0%	50.0%	Production of Caterpillar machinery repair and maintenance services
Sichuan ECI - Metro Machinery Co., Ltd.	US$650,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Tangshan Chia Tai Feedmill Co., Ltd.	RMB30,800,000	PRC/Mainland China	38.3%	38.3%	Production and sale of animal feed
Tianjin Chia Tai Machinery Company Limited	US$4,737,602	PRC/Mainland China	50.0%*	50.0%*	Production and sale of machinery
Yue Thai Industrial (Tianjin) Company Limited	HK$5,000,000	Hong Kong	50.0%*	50.0%*	Investment holding
Yunnan ECI Metro Engineering Machinery Service Co., Ltd.	US$2,025,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Zhan Jiang Deni Carburetor Co., Ltd.	RMB117,083,250	PRC/Mainland China	28.0%	28.0%	Production and sale of motorcycle and automotive carburetors

* Since neither the Group nor its joint venture partner is in a position to exercise unilateral control over the economic activity of these joint venture companies, the Group's interests therein are classified as interests in jointly-controlled entities.

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (continued)

ASSOCIATES

Details of the associates are as follows:

Name of company	Nominal value of issued/paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2006	2005	Principal activities
Conti Chia Tai International Limited	HK$3,122,000	Hong Kong	50.0%	50.0%	Production and sale of animal feed and premix and operation of chicken and swine farms
Lotus Distribution International Limited	US$50,000,000	British Virgin Islands	30.0%	30.0%	Investment holding

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Mr. Sumet Jiaravanon
(Chairman)
Mr. Dhanin Chearavanont
(Executive Chairman)
Mr. Thanakorn Seriburi
(Executive Vice Chairman)
Mr. Meth Jiaravanont
(Executive Vice Chairman)
Mr. Anan Athigapanich
(Executive Vice Chairman)
Mr. Damrongdej Chalongphuntarat
(Chief Executive Officer)
Mr. Robert Ping-Hsien Ho
(Chief Financial Officer)
Mr. Bai Shanlin
(Chief Operating Officer)
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Kowit Wattana
Mr. Sombat Deo-isres
Mr. Ma Chiu Cheung, Andrew

AUDIT COMMITTEE

Mr. Ma Chiu Cheung, Andrew
(Chairman)
Mr. Kowit Wattana
Mr. Sombat Deo-isres

REMUNERATION COMMITTEE

Mr. Dhanin Chearavanont
(Chairman)
Mr. Meth Jiaravanont
Mr. Kowit Wattana
Mr. Sombat Deo-isres
Mr. Ma Chiu Cheung, Andrew

QUALIFIED ACCOUNTANT

Ms. Wong Pui Shan

COMPANY SECRETARY

Ms. Chan Pui Shan, Bessie

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL PLACE OF BUSINESS

21/F., Far East Finance Centre
16 Harcourt Road
Hong Kong

AUDITORS

Ernst & Young
Certified Public Accountants
18/F., Two International Finance Centre
8 Finance Street
Central
Hong Kong

LEGAL ADVISORS

Hong Kong
Morrison & Foerster
41/F., Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

Bermuda
Appleby Spurling Hunter
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL BANKERS

Krung Thai Bank Public Company Limited
Citibank (Hong Kong) Limited

SHARE REGISTRARS

Hong Kong
Computershare Hong Kong Investor Services Limited
46/F., Hopewell Centre
183 Queen's Road East
Hong Kong

Bermuda
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Hamilton
Bermuda

SHARE LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 43

ADR FACILITIES

Sponsored Level I
American Depositary Receipt
Ratio: 1 ADR = 25 Ordinary Shares
Exchange: OTC
Symbol: CPKPY
CUSIP: 125918201

Depositary
The Bank of New York
American Depositary Receipts Division
22/F., 101 Barclay Street
New York NY 10286
U.S.A.

WEBSITE

http://www.cpp.hk

END

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code 43)